AURIZON MINES LTD.

Suite 1120, Cathedral Place,
925 West Georgia Street,
Vancouver, British Columbia  V6C 3L2

Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

 ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

March 31, 2011

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2011

TABLE OF CONTENTS
PRELIMINARY NOTES	2
FINANCIAL STATEMENTS	2
CURRENCY	2
GOLD PRICES	2
DEFINITIONS AND TECHNICAL TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO U.S. READERS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	7
DESCRIPTION OF THE BUSINESS	7
GENERAL	7
CASA BERARDI GOLD MINE	9
JOANNA GOLD DEVELOPMENT PROJECT	24
OTHER MINERAL PROPERTY INTERESTS	40
RISK FACTORS	43
DIVIDENDS	51
DESCRIPTION OF CAPITAL STRUCTURE	51
TRADING PRICE AND VOLUME	52
PRIOR SALES	52
DIRECTORS AND OFFICERS	52
CONTROL OF SECURITIES	54
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	54
CONFLICTS OF INTEREST	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
LEGAL PROCEEDINGS	55
TRANSFER AGENTS AND REGISTRARS	55
MATERIAL CONTRACTS	55
NYSE AMEX CORPORATE GOVERNANCE	55
INTERESTS OF EXPERTS	56
AUDIT COMMITTEE INFORMATION	57
GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS	59
ADDITIONAL INFORMATION	63
SCHEDULE "A"	64

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2011

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PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2010, unless otherwise stated.

FINANCIAL STATEMENTS

This Annual Information Form should be read in conjunction with the Company's financial statements and management's discussion and analysis for the year ended December 31, 2010.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY

All dollar amounts are in Canadian dollars unless otherwise specified.  References to US$ are to the United States dollar.

GOLD PRICES

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association were as follows:

	Year Ended December 31

	2010	2009	2008
	(US$)	(US$)	(US$)
High	1,426	1,212	1,011
Low	1,052	810	713
Average	1,226	973	872
Closing (a.m. fix)	1,410	1,104	870

On March 29, 2011, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was US$1,417.

DEFINITIONS AND TECHNICAL TERMS

Terms having a capitalized first letter and technical terms that are not otherwise defined in the body of this Annual Information Form are defined in "Glossary of Technical Terms and Definitions".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to together herein as "forward-looking information").  This forward-looking information is made as of the date of this Annual Information Form and except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing, amount of tonnes and grade of future production, sources and sequencing of ore, total cash cost per ounce of gold produced at the Casa Berardi Gold Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, expected time of completion of feasibility study on the Joanna Gold

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Development Project Hosco deposit, or limitations on insurance coverage.

This forward-looking information is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of gold will be sustained, or will improve, that the estimated future  mill recovery rates at the Company's Casa Berardi Gold Mine can be achieved, that the Company's current mine plan can be achieved, and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labor, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities.  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  U.S. investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

The Company is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "proven" or "probable", which categories of reserves are recognized by Canadian regulations but differ from those definitions recognized by the United States Securities and Exchange Commission ("SEC").  Further, the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of "measured", "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the SEC.

Accordingly, information contained in this Annual Information Form regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this Annual Information Form uses the term "measured" and "indicated" resources.  U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia).  Effective August 24, 1988 Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., pursuant to a statutory plan of arrangement.

On March 14, 2005, the Company transitioned under the Business Corporations Act (British Columbia) ("BCBCA").  On May 15, 2007, the Company altered its Notice of Articles to increase its authorized capital to an unlimited number of shares, and to remove the application of the "Pre-existing Company Provisions" which were part of the Company's Notice of Articles by virtue of the regulations under the BCBCA.  As a result of removal of the Pre-existing Company Provisions the threshold for the number of votes required to pass a special resolution was decreased from 75% to two-thirds of the votes cast in person or by proxy at a meeting of shareholders.  The Company adopted new Articles on May 15, 2007.

The Company has had no material subsidiaries for the past three years.  The head office and registered and records office address of Aurizon is located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi Gold Mine ("Casa Berardi Gold Mine") and also owns a 100% interest in the Joanna Gold Development Project, a development-stage gold property on which a feasibility study has been commissioned (the "Joanna Gold Development Project").  In addition, the Company has staked mineral claims, and/or entered into agreements with junior exploration companies to acquire interests in several early stage exploration projects.  See "Other Mineral Property Interests" below for further information regarding these early stage exploration projects.

Aurizon's objective is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions.  Aurizon's growth strategy is to extend the mine life of its existing Casa Berardi Gold Mine and to increase gold production by developing its existing projects in Quebec, increase its exploration activity, particularly in Quebec, evaluate opportunities where it can utilize its technical expertise and financial resources to create value, assemble a portfolio of properties at various stages of development to complement current property holdings and provide a strong pipeline of projects for future resource and reserve development and production growth, and by the acquisition of, or merger with, companies with production or advanced development-stage gold projects.  To execute its growth strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations and environmental compliance and in financial disciplines.

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AURIZON's PROJECT LOCATION MAP

AURIZON
Project Location Map
Operations
Val d'Or, Canada
Headquarters
Vancouver, Canada
CANADA
Quebec
Rex South
(Joint Venture)
Wildcat
(Joint Venture)
Opinaca
(Joint Venture)
Casa Berardi
(Mine)
Matagami
109
La Sarre
Duverny
113
111
Amos
Fayolle
(Joint Venture)
Patris
(Joint Venture)
Marban
(Joint Venture)
Rouyn-Noranda
111
Joanna
Val d'Or
Val d'Or
(Technical Office)
117
101
Kipawa
Temiscaming
Ottawa River

AURIZON's PROJECT PIPELINE

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THREE YEAR HISTORY

During the past three years the Company's principal focus and its major capital and exploration spending programs have been on the Casa Berardi Gold Mine and on the Joanna Gold Development Project.  Both of these projects are located in the Abitibi region of north-western Quebec.  During this period, the Company invested $96.9 million in exploration, development and capital expenditures at the Casa Berardi Gold Mine, and $31.1 million at the Joanna Gold Development Project.

Gold production from the Casa Berardi Gold Mine totaled 141,116 ounces in 2010, compared to 159,261 ounces in 2009, and 158,830 ounces in 2008.  I t is estimated that the Casa Berardi Gold Mine will produce between 165,000 to 170,000 ounces of gold in 2011.  The slight increase in projected gold production for 2011 is attributable to higher grade areas being included in the mine plan.

In 2009, Aurizon received a positive pre-feasibility study for the Joanna Gold Development Project and a decision was made to proceed to the final feasibility stage on the project.  Work has commenced under the direction of BBA Inc., Montreal, Quebec, for a final feasibility study, which is anticipated to be completed in the third quarter, 2011.

See "Description of the Business – Casa Berardi Gold Mine" and "Description of the Business – Joanna Gold Development Project".

Financing Activities

In February 2006, the Company obtained a $75 million project loan facility (the "Loan Facility") to fund construction and pre-production development work at the Casa Berardi Gold Mine.  A total of $73.5 million was drawn on the Loan Facility, of which $4.4 million was repaid in 2007, $39.8 million was repaid in 2008, and the balance of $29.3 million repaid in 2009.

Under the terms of the Loan Facility, the Company was required to enter into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  As of December 31, 2010, no gold derivate hedges remained.  Information regarding these financial instruments and the Company's derivative positions is contained in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

On April 29, 2009, the Company closed an underwritten prospectus offering of common shares, raising gross proceeds of $50 million. A syndicate of underwriters purchased an aggregate of 9,708,800 common shares of Aurizon at a price of $5.15 per share.  The net proceeds of the financing, totaling $47.3 million, were used to strengthen the Company's working capital position, and for other general corporate purposes, including the evaluation of potential acquisitions.

The exercise of incentive stock options provided $9.9 million in 2010, $3.6 million in 2009, and $2.7 million in 2008.

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.  The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility.

DESCRIPTION OF THE BUSINESS

GENERAL

Aurizon is a gold-producer engaged in the acquisition, exploration, development and operation of gold projects.  The Company is pursuing a growth strategy that may involve acquisitions as well as continuing development of its existing projects in the Abitibi region of north-western Quebec.

Products.   The Company's principal product is gold, with gold sales accounting for most of the Company's revenues.  There is a global gold market into which the Company can sell its gold and, as a result, Aurizon is not dependent on a particular purchaser to sell gold that it produces.  During 2010and 2009, 100% of total revenues were derived from sales of gold.

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Production.  In 2010 and 2009, the Company's gold production totaled 141,116 ounces and 159,261 ounces, respectively, and gold sales during the year totaled 139,950 ounces and 159,275 ounces, respectively.  See "Description of the Business - Casa Berardi Gold Mine".

Specialized skill and knowledge.  The skills and knowledge required to develop and operate underground and open pit mines include experience in exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines.  The Casa Berardi Gold Mine is located within a historic mining district, providing a source of skilled labor which Aurizon engages mainly on a long term contract basis.  In addition, the Joanna Gold Development Project is located approximately 20 kilometres east of Rouyn-Noranda, in the Abitibi region of Quebec.  The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 39,000 citizens.  Rouyn-Noranda and surrounding communities could provide qualified personnel for a new mine.  All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

Competitive conditions.  The precious metals mineral exploration and mining business is a competitive business.  The Company competes for mining projects and qualified personnel with large established mining companies having greater financial and technical resources.  As a result, the Company faces challenges in acquiring desirable properties and in attracting and retaining skilled personnel.  The Company offers competitive remuneration and compensation packages to attract and retain skilled, experienced personnel, and offers training programs for local people and programs for technical personnel from different countries.

Economic dependence.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold doré bars produced by the Company are being and will continue to be refined by commercial refineries.  The gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no long-term material adverse effect would result if the Company lost the services of its current refiners.  Because of the large number of available gold purchasers, the Company does not consider itself dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

Changes to contracts. Contractors, under the supervision of Aurizon's staff, are engaged to carry out various aspects of the Company's mining, development and exploration activities, including underground development, surface and underground diamond drilling and maintenance of equipment and infrastructure.  Contracts are periodically renewed and/or renegotiated as and when required.  The Company does not expect that the renewal and/or renegotiation of any contracts or sub-contracts will have a material effect, adverse or otherwise, on the Company's activities in the current financial year.

Cycles.  The Company's business and operations are not seasonal.  Demand for and price of gold is volatile and affected by numerous factors beyond the Company's control.  See "Risk Factors – Gold Price Volatility".

Employees.  As at the most recent financial year ended December 31, 2010, the Company had 113 employees and 443 contractors.

Environmental protection and reclamation obligations.  All of the Company's operations are subject to asset retirement obligations ("ARO"s).  AROs result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, re-vegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, flotation tanks, etc.), buildings and other infrastructure.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009. The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations. While the Company believes the revised estimate to be reasonable and adequate, costs may increase or decrease over time as a result of factors beyond the control of the Company.   See also ""Casa Berardi Gold Mine – Mining Operations, Environmental Considerations" and "Risk Factors" below.

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Social and Environmental Policies - Global Development.  Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.

Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs. For Aurizon, this means that from early stage exploration to post-closing operations, adhering to social, environmental and economic parameters is a day to day commitment.

In keeping with this philosophy, in 2008, the Company's Board of Directors adopted a Global Development Policy Mission Statement and Key Principles designed to promote sustainable development in the performance of the Company's mining activities; adhere to the laws and standards attributable towards the mining industry, both in Canada and abroad; and to fulfill the expectations of the Company's stakeholders.  Aurizon's Global Development Policy - Mission Statement and Key Principles is available on the Company's web site at www.aurizon.com.

In addition, Aurizon has developed internal policies and procedures known as "our license to operate" which consider the economic, social and environmental components of each stage of a project.  Each of the three components are considered equally in the decision-making process and each of the twelve principles is associated with the three components in order to strive for the equality of economic and social gains, the viability of economic and environmental gains and the ability to support social and environmental gains.

CASA BERARDI GOLD MINE

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Gold Mine is derived from the most recent technical report prepared in accordance with NI 43-101 dated March 28, 2011, prepared for Aurizon by Bernard Salmon, Eng., General Manager Quebec – Rosco Postle Associates Inc. ("RPA"), Normand Lecuyer, P. Eng., Principal Mining Engineer – RPA, and Patrice Live, Eng., Mining Manager – BBA Inc. ("BBA"), entitled "Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada" (the "Casa Berardi Technical Report").  All other information of a scientific or technical nature has been prepared under the supervision of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine and a qualified person under NI 43-101.  Further particulars regarding the Casa Berardi Gold Mine are contained in the Casa Berardi Technical Report which is filed under the Company's profile at www.sedar.com.

Property Description and Location

The Casa Berardi Gold Mine is located in the Province of Quebec, approximately 95 kilometres north of the town of La Sarre, in the James Bay municipality.  The Casa Berardi Gold Mine site is located at longitude 79° 16' 46.4" and latitude 49° 33' 56.7".  The property is limited to the west by the Quebec/Ontario border and covers parts of Casa Berardi, Dieppe, Raymond, D'estrees, and Puiseaux townships.

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The project area extends east-west for more than 37 kilometres and reaches 3.5 kilometres in width.  The Casa Berardi Gold Mine gold deposits are located along a 5 kilometre east-west mineralized corridor.  They include the East and West Mines, and the Principal Zones.

The Casa Berardi Gold Mine is composed of 299 contiguous designated claims (CDC), covering a total area of 14,801.88 hectares, and two mining leases, BM 768 and BM 833, covering areas of 367.09 hectares and 84.35 hectares, respectively.  The total property area is 15,283.32 hectares.  Aurizon also holds a non-exclusive lease BNE 25938 (sand and gravel pit), tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

Under the Quebec Mining Act, claims are required to be renewed every two years.  Statutorily prescribed minimum work commitments apply to all claims and leases.  The leases comprising the Casa Berardi Gold Mine have excess of work credits of $12.8 million (February 28, 2011).  Municipal taxes on the project are paid up to date.

Aurizon owns a 100% interest in the mineral titles and mining leases that comprise the Casa Berardi Gold Mine.  The claims and mining leases that comprise the Casa Berardi Gold Mine are in good standing.  Mining lease 768 expires in 2018 and mining lease 833 expires in 2015.

On September 6, 2007, Aurizon granted Lake Shore Gold Corp. ("Lake Shore") an option to earn a 50% interest in Aurizon's large land position surrounding the Casa Berardi Mine (the "Casa Berardi Exploration Property") be incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year.  The Casa Berardi Exploration Property is located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Gold Mine.  The Casa Berardi Exploration Property includes 227 claims adjacent to the east and west of the Casa Berardi Mine, and covers and area of 11,594 hectares along a 30 kilometre section of the Casa Berardi Fault.  The following map illustrates the Casa Berardi Exploration Property in relation to the Company's Casa Berardi Gold Mine:

Aurizon has all permits required for current operations at the Casa Berardi Gold Mine.  A new permit application is in process for a certificate for the industrial waste water reduction systems.  According to MMER (metal mining effluent regulations) an environmental effect monitoring study is necessary every three years.  Following these studies to evaluate the effect of Casa Berardi effluent on the environment, more studies could be required.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casa Berardi Gold Mine is located 95 kilometres north of the town of La Sarre, in the James Bay Municipality in the Abitibi region of Northwestern Quebec.  The nearest commercial airport is located at Rouyn-Noranda.  La Sarre can be reached from Rouyn-Noranda via provincial roads 101 and 111.  The 38 kilometres all-season gravel road to the mine site branches off from the paved road linking La Sarre and the Selbaie Mine through the village of Villebois.  The branch is approximately 21 kilometres north of Villebois.  A gravel road links the East Mine and the West Mine, and a number of forestry roads provide access to the rest of the project area, from east and west.  Power supply to the site is provided by a 55 kilometre, 120 kV power line, from the town of Normetal.

The mean annual temperature for the area is slightly above the freezing point at 0.8°C.  Average July temperature is 16.8°C, and average January temperature is -17.9°C.  Average annual precipitation is 856 mm.  Rain precipitation is highest in September.  Snow precipitation is registered between October and May, but its peak falls in the period between November and March.

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The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available.  Both experienced and general labor is readily available from La Sarre area, a municipality of approximately 7,000 inhabitants.

The surface and underground infrastructure at the East Mine includes a 2,200 tonnes per day mill, a tailings pond, a polishing pond, and a process water pond, a crushing plant, administrative building including infirmary, laboratory, millwright shop, and electrical shop; a warehouse for reagents and lubricants, a core shack, a pumping station, a backfill plant, a hoist room, a head frame, and a 379 metres deep shaft, a decline and a series of ramp-connected levels.

Existing surface and underground infrastructure at the West Mine includes a cement plant for rock fill purposes, including a compressor room and two ventilation raise intakes, settling ponds, a pumping station, a garage, a dry house, a second warehouse, a core storage area, a gatehouse, a decline providing access to all intermediate levels and a shaft down to a vertical depth of 760 metres.

There is no infrastructure related to the Principal Zones.  A 5 kilometre track drift joins the East Mine and West Mine and provides access to the Principal Zones at the 280 metre level.

The topography is generally gentle and is mostly characterized by swamps and thick overburden coverage (up to 60 metres locally).  Elevation varies between 270 metres and 360 metres above sea level.  An esker crosses the property south of the West Mine, and was once quarried for gravel.  The Casa Berardi Gold Mine falls within the boreal zone and the spruce and moss domain.  The forested zones are characterized mainly by jack pine and spruce and have generally been logged.  The area is characterized by swamps and is classified as a bare to semi-bare wetland.  The Turgeon River crosses the western part of the project area, while Raymond Lake is located to the east of the East Mine and the West Mine sites.

History

Prior to 1974 the Casa Berardi area was explored for base metal and iron formations.  In 1974, the first 13 claims were staked by Inco Gold.  The discovery hole was drilled in 1981, and 590 additional claims were staked.  In 1983, a joint venture agreement was reached between Inco Gold and Golden Knight Resources Inc. ("Golden Knight").  In September 1988 the East Mine opened.  Commercial production began at the West Mine in 1990.

In 1991, TVX Gold Inc. ("TVX") acquired Inco Gold's 60% interest in the joint venture.  In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West Mine and the East Mine, from Teck Corporation.

By 1997, 3,769 holes had been drilled on the property for a total of 463,492 metres.  Approximately 92% of these holes were located in the area between the West Mine and the East Mine.

The first mineral reserve estimate on the property was published in 1987.  Mineral reserves were estimated yearly during the life of the mine until 1997.  Following closure of the East Mine and West Mine, the remaining mineralization was reclassified as mineral resources.

Production is reported to have begun at the East Mine in September 1988 and at the West Mine in April 1990.  The reported total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 grams per tonne gold.  The reported total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%.  In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

Aurizon acquired the claims, leases and infrastructure comprising the Casa Berardi Gold Mine project in 1998 from TVX.

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Exploration by Aurizon

After acquiring the Casa Berardi Gold Mine project in 1998, Aurizon completed an exploration diamond drilling program totaling more than 76,000 metres (50,000 metres from surface and 26,000 metres from underground).  The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 metre level in the West Mine area.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  An internal study in March 2000 indicated positive economic potential of the West Mine area below the 400 metre level.

In the following two years, exploration drilling activities were limited due to depressed gold prices.  Aurizon subsequently completed a surface exploration program that led to the discovery of additional zones east of Zone 113.

An underground exploration program was initiated in April 2003 to test the continuity of the mineralization of Zone 113 and the West Mine ramp was extended to the 550 metre level, to provide access to Zone 113 for metallurgical test work and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were completed by the year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 and within a radius of 1 kilometre around the West Mine infrastructure.

In 2004, $27.6 million was invested at the Casa Berardi Gold Mine project for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 metres level to surface, 878 metres of exploration drifts, 53,100 metres of exploration and definition drilling, 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.  At surface, most of the drilling was concentrated on the East Mine area on Zones 140 and 157.

In 2005, $43.8 million was invested at the Casa Berardi Gold Mine to fund completion of two feasibility studies - the Met-Chem Study in January 2005, based upon mineral reserves above the 700 metre level, and a subsequent updated feasibility study prepared by Roscoe Postle Associates in October 2005, incorporating mineral reserves down to the 900 metre level; construction of a new head frame, hoist room, ore and waste bins, shaft sinking 290 metres down from surface, Zone 113 ramp extension down to the 680 metre level, ramping and drifting,  ventilation raising, mill rehabilitation and refurbishing of the crushing circuits, conveyors and assay laboratory, 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, an additional $75.5 million was invested to fund the aforementioned construction and development.  In early November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations. A total of 9,239 metres of surface drilling was completed outside the mining lease on the extension of the Lower Inter Zone at depth and westward at surface along a 7 kilometer segment of the fault zone.

In 2007, $16.9 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses and, in May, 2007, Casa Berardi Gold Mine commenced commercial production.

In 2008, $27.4 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses.

In 2009, $36.9 million was invested to fund sustaining capital and exploration activities.

In 2010 $32.6 million was invested to fund sustaining capital and exploration activities. See "Casa Berardi Gold Mine – Mining Operations".

Geological Setting

Regional Geology

The Casa Berardi Gold Mine is located in the northern part of the Abitibi sub-province, a subdivision of the superior province, the Archean core of the Canadian Shield.  The Casa Berardi area belongs to the Harricana-Turgeon Belt, which is a part of the North Volcanic Zone.  The regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith.  Structurally, the area is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometres wide corridor that can be traced over 200 kilometres.  A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

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Local and Property Geology

The property's geological environment is centered on the Taïbi Group, which is bounded on the north by the Recher batholith and on the south by different volcanic domains of tholeiitic to transitional affinity.  The Dieppe domain covers the southwestern portion of the property. Intermediate volcanics of the Joutel-Raymond Group are located immediately south of the eastern half of the property.  Discontinuous volcanic units characterized by breccias flows, tuffs and cherty horizons lying in contact with graphitic sediments and conglomerate in the gold deposit area and the eastern volcanic domain that covers the eastern half of the property can both be correlated the Harricana Group.

The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence at the base of the Taïbi domain, a northern continuous intermediary fragmental volcanic unit, and a southern polymictic conglomerate unit.  On the north side of the Fault, a thick sequence of very homogeneous wacke belonging to the Taïbi Group is affected by an amphibolites metamorphic grade.  One kilometre further north is the easterly elongated Recher batholith, which is part of the North-Western boundary of the Abitibi greenstone belt.

The Casa Berardi deformation zone corresponds to a braided network of laminated high strain zones following drag folded contacts of less deformed competent rocks such as mafic volcanic and polymictic conglomerate. The thickness of the affected rock package is used to define a 100 to 500 metre-wide corridor that hosts all the mineralized zones explored and developed at Casa Berardi.

The main brittle deformation and fault zones that have been developed correspond to the Casa Berardi Fault, bounding the strongly metamorphosed Taïbi flyshic sediments with interlayed tuffaceous intermediate units to the north and a package of strongly deformed graphitic sediments, conglomerate and mafic volcanic flows to the south.

The fault strikes east-west and dips 80° to the south.  Inside the Fault zone, ductile deformation intensity is heterogeneous. Kinematic indicators observed inside the main foliation, combined to the foliation dip pattern indicate a south verging thrust movement.

Deposit Type

The Casa Berardi gold deposit can be classified as an Archean orogenic gold deposit. The combination of a graphitic sedimentary environment and conglomerate control most of the vein systems development.

Mineralization

The mineralization system is composed of large, low-sulphide quartz veins and low-grade stockworks and carbonate-mica replacement zones forming in the West Mine and Principal area near a continuous network following the folded pattern of the deformation zones.   Each mineralized zones is composed of a staking of pluri-metric lenses showing conformable relations with lithological contacts of foliation planes. Drag fold hinges with steeply plunging elongated axes play a major role on mineralization by creating favorable sites for quartz veins formation.  Main vein systems are surrounded by quartz veinlet stockwork mostly developed in strongly carbonate and sericite altered host rocks.

In general, gold is associated with arsenopyrite with minor pyrite under the form of a few tens of micro metres free particles, attached grains to sulfide, or locked grains in sulfides in various proportions depending on the mineralized areas.

Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30 degrees), and have extensions which branch off from the fault at 130 degrees.  On the east side of the West mine, the mineralized zones, such as Zone 111 and Zone 113, show a steeper plunge (> 50 degrees) with a dip varying between 70 degrees south and 70 degrees north, similar to the Casa Berardi Fault.

Zone 113 is a 20 metre to 70 metre wide mineralized corridor, with an east-west strike, sub-vertical, adjacent to the Casa Berardi Fault.  The width of the zone along holes varies from five metres to 20 metres.  The zone extends vertically for over 650 metres, the top being at the 250 metres level.  Lateral extension decreases from 300 metres at the 600 metre level to 150 metres at the 700 metres level.

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In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault.  The mineralized system extends 200 metres laterally and 300 metres along dip, from surface to the 300 metres level.

The Lower Inter Zone is located between the 375 metre and 610 metre levels, dips at 25 degrees to 45 degrees south, and plunges to the west at 15 degrees.  It is controlled by the Casa Berardi and Lower Inter faults.  The Casa Berardi Fault dips steeply north, while the Lower Inter Fault dips 40 degrees to 45 degrees to the south, joining with the South Fault.  Thickness varies from four metres to 50 metres, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault.  The mineralized zone extends for 200 metres.

The 118 Zone occurs between the 400 metre and 1,200 metre levels.  The mineralization occurs within a 20 metre to 70 metre wide mineralized corridor south of the Casa Berardi Fault and is composed of stacked quartz veins and quartz stockwork within a sequence of volcanic and sedimentary rocks.  It has an east-west strike and dips south at 60 degrees to 80 degrees, with a plunge to the west at a dip varying from 45 degrees to 70 degrees.  The lens ranges from three metres to five metres in thickness, strikes east-southeast, and dips to the southwest at 70 degrees.  Mineralization is open along the west down plunge and to the east.

The 123 Zone occurs in the south domain of the Casa Berardi deformation corridor and consists of plurimetric stacked quartz veins and quartz stockwork within a sequence of volcanic rocks, sediments, and chert on the south flank of the conglomerate that hosts the 118 Zone.  The zone strikes east-northeast and dips to the southeast at 60 degrees.

The mineralization in the Principal Zones occurs near surface and extends to the 118 Zone at depth.  The zones are located between 600 metres and 1,500 metres east of the West Mine production infrastructure.  Mineralization occurs to the south and to the north of the Casa Berardi Fault.  Mineralization also occurs in the south domain of the Casa Berardi deformation corridor, corresponding to the up-dip plunge of the 123 Zone.  The Principal Zones are connected to the West Mine area by the up-dip extension of the 118 Zone along the Casa Berardi Fault.  Mineralization to the south of the Casa Berardi Fault consists of en-echelon veins, dipping to the south at 50 degrees to 80 degrees.  Mineralization to the north of the Casa Berardi Fault occurs along an east striking, south dipping overturn anticline, dipping to the south at 60 degrees to 80 degrees, plunging to the east at 20 degrees.  Mineralization is still open to the east and to the west.

Drilling – Casa Berardi Gold Mine

Following the acquisition of the Casa Berardi Gold Mine project, Aurizon developed a large surface-drilling program to investigate the West Mine area.  A total of more than 76,000 metres of core was drilled during the 1998-1999 campaign.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies, such as Zone 109 and Zone 104.  The program was extended, and the results of the widely-spaced holes were used to estimate mineral resources in those areas.

From 2000 to 2007, Aurizon carried out both exploration and definition drill campaigns, which were successful in identifying new zones of mineralization, extending known zones, and upgrading mineral resources.

In 2008, definition and exploration drilling totaled 29,995 metres in 299 holes.  Geological reinterpretation was carried out and mineral resources were updated.  Some of the mineral resources were converted to mineral reserves.  Approximately half of the drilling (14,653 metres, 213 holes) was carried out in Zone 113 for definition and testing of the depth extension of the Zone.    At the East Mine during 2008, a total of 1,014 metres in 10 holes were successful in converting in-pit inferred resources into indicated resources.

In 2009, definition, valuation and exploration drilling totaled 74,467 metres in 504 holes.  Following completion of the exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, an aggressive exploration program to test the depth extension of Zone 113, the continuity and extension of zones previously discovered by surface drilling in the Principal Zones area, the west extension of the Lower Inter Zone, and along the dip extension of the East Mine was initiated, with the objective of delineating mineral resources.

Drilling from the 280 metre level drift in 2009 targeted two parallel zones, 124-1 and 124-2, approximately 20 to 30 metres apart, that have over 100 metres of strike length between a depth of 100 metres and 350 metres.

In 2010, definition, valuation and exploration drilling programs totaled 98,689 metres in 480 holes.  In 2010, definition drilling was mainly performed on the 113 and the Lower Inter zones, to test the lateral extensions of the upper and lower 113 Zone and to test the stope limits for the Lower Inter Zone.  A total of 25,566 metres of drilling in 149 holes was completed for the valuation program on different zones (Lower Inter, 109, 113,115, 119, 146 and the Principal Zones).

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A total of 65,808 metres of surface and underground exploration drilling in 183 holes was completed in 2010.  The zones that were drilled were Zones 118, 123, 113 at depth, Lower Inter, 157, 160 and the deep extensions of the East Mine and the Principal Zones.

Sampling Method and Approach

Once retrieved from the core barrel the drill core is placed in sequential order in core boxes labeled with the hole number.  Each run, usually three metres, is identified by a wood block on which the depth of the hole was marked.  Missing (not recovered) core is identified by a wood stick indicating the length of the missing section.  At the end of each shift, core boxes are transported from underground to surface and then to the core shack by the drillers foreman.  Core boxes from surface drilling are picked up by mine staff at the drill rig set-up and transported to core shack.

Drill core from exploration and definition programs is handled and sampled by Aurizon technicians.  Upon receipt, core boxes are placed on tables and opened.  Core is washed and verified for length accuracy prior to logging.  Core is logged by Aurizon geologists at the mine site core shack.  Access to the core shack is restricted to geology personnel by the use of magnetic cards that open the core shack door.

Rock quality designation (RQD) measurements and core recovery measurements are carried out on all surface and underground holes prior to logging.

The entire core from underground drilling is photographed.  Systematic photography of core from surface drilling started in 2008.  Core recovery is nearly 100%, with the exception of short intervals within fault zones or highly deformed mudrock.  Such intervals are generally marked during drilling and checked later by the geology personnel for depth accuracy and missing sections.  Geological and structural data are described by geologists and entered into a digital logging package.  Drill hole logs show hole parameters, core description, and sampling intervals.  Drill core is stored at the mine site.

Sample selection is done by Aurizon's geologists.  Selection is determined visually according to rock type, alteration, quartz veining and mineralization.  Sample positions are identified, and sample tags are placed under the core in the core boxes at the end of each sample.  The beginning and end of each sample is also marked on the core.  Core shack employees verify holes to be sampled.

In the case of exploration and in-fill holes, the selected samples (which are generally one metre in length) are split into two halves by the core shack technician using an electrical core saw equipped with a diamond impregnated blade.  One half is placed in a plastic bag with the corresponding tag number.  The other half core is returned to core boxes, with the corresponding tag placed at the beginning of the sampled core.  Sample tags are stapled to core boxes.  The core saw, core splitter, and metallic pans are cleaned between samples.  In the case of definition drill holes, core is not split and the entire sample is sent for assaying.  Bags are folded and sealed to prevent spillage during transportation to the laboratory.  Each batch of three to four samples is placed in a plastic container for transportation to the mine lab or in a burlap bag for transportation to an external lab.

The samples are then transported by truck to the sample receiving facilities of the mine laboratory in the case of in-fill, definition, and exploration drilling.  When the mine laboratory cannot meet the demand in the case of surface exploration, the samples are sent to Swastika Laboratories in Swastika, Ontario.

RPA reports that it identified no drilling, sampling, or recovery factors that could have materially impacted on the accuracy and reliability of the mineral resource estimates, and considers the sampling methods and approach at Casa Berardi to be consistent with industry standards.

Sample Preparation, Analysis and Security

Upon arrival at the mine lab, samples are sorted by number and checked according to the sample shipment list.  If moist, they are dried in the oven.  When dried, whole core samples are crushed in a jaw crusher while split core samples are crushed in a Rhino crusher (95% passing 10 mesh).  Samples are then split by a riffle splitter to obtain a 250 g subsample.  The subsamples are then ground for 90 seconds producing a pulp of 85% passing 200 mesh.

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After homogenization of the pulp, a 30 gram subsample is then collected from the previous subsample and weighed for assay.  Each 30 g sample is analyzed by fire assay with gravimetric finish.  All results, reported in grams per tonne, are sent electronically to Aurizon, followed by the original, signed certificate.

RPA considers the sample preparation, analysis and security at Casa Berardi to be consistent with industry standards and has no reason to believe that those could have negatively impacted on the accuracy and reliability of the mineral resource estimates.

RPA has reviewed the mine laboratory preparation and analytical procedures, and quality assurance/quality control (QA/QC) protocol, and considers them to be consistent with industry standards.

Data Verification

RPA reviewed cross-sections, longitudinal sections, and plan views of different zones, and found the interpretation of the mineralization to be generally well done and the database relatively well managed.  Core logs are located in the same place and are in order.  Holes are easy to find.  Spot checks between core logs and the database confirm the integrity of data.  The Quality Assurance and Quality Control (QA/QC) database contains certificate numbers, sample numbers, dates, original assays, duplicate assays, standard assays, standard types, and laboratories used for assaying. The core shack was examined during one of the RPA site visits and found to be efficient and well organized.  There were no significant delays in core logging.

Quality Control and Quality Assurance

Aurizon's QA/QC protocol consists of: 1) Inclusion of one Certified Reference Material (CRM, or standard) in every 24 core samples.  Several standards with different grades are used: 2) 5% of original pulps (Pulp #1) are sent for re-assay at ALS Chemex laboratory in Val d'Or.  Samples with grades above 1 gram/tonne gold are selected; 3) 5% of original rejects are sent for re-assay at ALS Chemex laboratory in Val d'Or.  The ALS Chemex quality system complies with the ISO 9001:2000 and ISO 17025:2005 requirements and is ISO registered.

In general, duplicate assays are carried out every 20 samples. RPA compared duplicate assays with original assays, and found the correlation between original assays and duplicate assays is generally very good, over 99% for all ranges of grades, no matter when and where the assays were done.  RPA is of opinion that the assaying of standards is acceptable.

RPA concluded that Aurizon's QA/QC program is acceptable and reported that it had no reason to believe that the results could have negatively impacted on the accuracy and reliability of the mineral resource estimates.

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MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Mineral Reserves Estimates

Casa Berardi Gold Mine mineral reserves as of December 31, 2010 are summarized in the following table:

CASA BERARDI MINE MINERAL RESERVE ESTIMATE As at December 31, 2010
	Tonnes	Grade Grams/tonne	Gold Ounces

Lower Inter (LI)	910,000	8.0	233,200
North West (NW)	42,000	5.8	7,900
113	587,000	8.8	167,000
115	147,000	11.4	54,100
Principal – Open Pit	89,000	6.3	18,000
East mine – Open Pit	407,000	4.2	54,400
East mine - Underground	88,000	6.3	17,800
Total Proven Reserves	2,271,000	7.6	552,400

Lower Inter (LI)	30,000	8.2	7,900
South West (SW)	72,000	4.6	10,700
109	114,000	5.7	21,000
111	37,000	5.4	6,400
113	402,000	9.9	127,800
117S	19,000	7.0	4,300
118	1,021,000	6.4	208,600
123S	493,000	7.4	117,700
Principal – Open Pit	3,072,000	3.6	352,400
East Mine – Open Pit	228,000	3.7	26,800
East Mine - Underground	63,000	8.2	16,500
Low-Grade Development	31,000	3.9	3,900
Total Probable Reserves	5,583,000	5.0	904,100
Total Proven and Probable Reserves	7,854,000	5.8	1,457,000

Notes:

1.

Open pit mineral reserves were estimated by BBA Inc. and underground mineral reserves were audited by RPA.

2.

Mineral reserves and resources estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Mineral resources are exclusive of mineral reserves. Mining depletion for 2010 is included in 2010 Mineral reserves.

3.

Mineral Reserves are estimated at a cut-off grade of 4.15 g/t Au for underground, except for Zone 118 and 123S, where cut-off grades of 4.8 g/t Au and 5.4 g/t Au were applied and 1.2 g/t Au for East Mine open pit and 0.5g/t Au for Principal open pit. Cut-off grades were based on long-term operating costs and gold prices

4.

Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.

5.

A minimum mining width of three metres was used.

6.

Totals may not represent the sum of the parts due to rounding.

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Technical Parameters – Mineral Reserve Estimate

•

Mineral reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.

•

For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor.  Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable.  As a result, the dilution averages 21%.

•

Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density varies from 2.70 tonnes per cubic metre (e.g. Zone 113) to 2.90 tonnes per cubic metre (e.g. Principal Zones).  A bulk density of 2.77 tonnes per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2010. Information from the definition drilling is being used to outline the precise ore stope dimensions.  Footwall drifts, which are set 20 metres apart vertically, are being used as the collar locations of the current drill program.

•

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit optimization and detailed design were updated in 2008.  A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade.  It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres.  The zone is covered by 18 metres of silt and clay overburden.  Stripping ratio is estimated at 17:1.

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Mineral Resources Estimates

Casa Berardi Gold Mine mineral resources that are exclusive of mineral reserves as at December 31, 2010 are summarized in the following table:

CASA BERARDI MINE MINERAL RESOURCE ESTIMATES As at December 31, 2010
	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Lower Inter	122,000	5.1	19,800
113	290,000	6.6	61,300
113-5	10,000	5.7	1,900
115	9,000	4.9	1,500
115-2	34,000	12.2	13,200
North West	9,000	5.0	1,400
Principal - Underground	153,000	7.3	36,000
East Mine – Open Pit	311,000	3.1	31,300
East Mine Underground	216,000	6.5	45,500
Total Measured Resources	1,155,000	5.7	211,900
Indicated Mineral Resources
Lower Inter	3,000	8.8	900
South West	300,000	4.7	45,000
Inter	124,000	4.4	17,700
109	21,000	4.3	2,900
111	52,000	5.2	8,800
113	46,000	5.1	7,600
113-5	2,000	6.0	400
113(S4)	245,000	5.5	43,000
115-2	4,000	10.3	1,300
118	518,000	5.2	86,900
123S	136,000	5.4	23,700
Principal Underground	1,257,000	7.4	298,500
East Mine – Open Pit	404,000	2.7	34,500
East Mine Underground	90,000	6.3	18,100
152	125,000	5.8	23,200
Total Indicated Resources	3,327,000	5.7	612,400
Total Measured & Indicated Resources	4,481,000	5.7	824,300
Inferred Mineral Resources
104	115,000	6.6	24,500
113(S4)	15,000	5.8	2,700
118	369,000	7.9	94,200
123S	909,000	8.0	234,100
Principal – Open Pit	655,000	2.5	53,200
Principal underground	628,000	6.6	132,700
East Mine – Open Pit	310,000	3.0	30,200
East Mine Underground	156,000	9.1	45,600
152	13,000	8.2	3,500
East Mine Cherty	225,000	6.8	49,300
160 In Pit Resources	131,000	1.7	7,100
160 Underground	455,000	4.8	70,800
Total Inferred Resources	3,981,000	5.8	747,900

Notes:

1.

Open pit mineral resources and underground mineral resources were estimated by RPA.

2.

CIM definitions were followed for Mineral Resources.

3.

Mineral Resources are estimated at cut-off grades of:

•

4 g/t Au for West Mine, Principal Mine and East Mine.

•

3 g/t Au for South West, Inter and 104 zones in the West Mine.  Those zones were estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.

•

1.30 g/t Au for the East Mine – Open Pit

•

0.5g/t Au for the Principal – Open Pit

4.

Open Pit Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1.

5.

Minimum mining widths of two to three metres were used.

6.

Mineral Resources are exclusive of Mineral Reserves.

7.

Totals may not represent the sum of the parts due to rounding.

8.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

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Technical Parameters – Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

•

Except for the Inter and South West zones, which are 2D polygonal estimates, and for the East Mine Crown Pillar, the resource estimates of the different mineralized zones at Casa Berardi since October 2005 have been calculated by the use of block modeling grade interpolation by RPA, assisted by mine staff.

•

Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation.  Smaller zones were estimated previously by Aurizon, using 2D polygonal on longitudinal sections and have been reviewed by RPA.

•

A total of 38 mineralized zones have been modeled at the Principal Zone.  As the mineralized system extends close to surface bedrock and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using 0.5 gram of gold per tonne threshold.  The current block size is 2.5 metres north-south by 2.5 metres east-west by 5.0 metres vertical.  The host rock is of volcanic and sedimentary origin.

•

Bulk density is different for each zone and is based on density determinations.  Bulk density is 2.70 for Zone 113 and varies from 2.70 to 2.90 tonne per cubic metre for the Principal Zones.  A bulk density of 2.77 tonne per cubic metre was used for zones that have no density determinations (e.g. East Mine) and is based on historical data.

•

Minimum underground mining widths of two to three metres.

Mining Operations

Prior to Aurizon's operations, the Casa Berardi underground mine operated from 1988 to 1997, producing approximately 3.5 million tonnes of ore at an average gold grade of 7.1 grams/tonne from two sites, the West Mine and the East Mine.  A total of 688,400 ounces of gold were recovered by the previous operators.  The mineral deposits cover a distance of more than 5.0 kilometres.

Both mining sites were developed as trackless operations, with all material transported to surface via ramp. The maximum depth was 400 metres, which was considered to be the economic limit for ramp haulage to surface.  In 1995, a track drift and a shaft were completed to connect both mines.

In 2006, Aurizon developed the West Mine, sinking a shaft to the 760 metres level, and completing ramp and level development to access mining zones.  Production began in November 2006.

Mining Method - Underground

Current reserves at the Casa Berardi Gold Mine comprise eight zones at the West Mine, spread over a moderate horizontal distance from each other and located at different mine elevations, plus open pit and underground areas at the East Mine.  Zone 113, Lower Inter Zone, 118-123 Zones, Principal Zones (open pit and underground) and the East Mine comprise the bulk of the deposit tonnage.  The zones are of varying thickness, ranging from over 50 metres to less than three metres, which is the minimum mining width.  Most of the hanging walls are sub-vertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

A transverse blasthole open stoping mining method was selected for the Casa Berardi Gold Mine to provide the desired production rate.  Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle.  This mining method satisfies all of the geotechnical requirements and constraints and, as a non-entry mining method, has proven to be safe and reliable in similar operations.

A very small part of the mineral reserves is planned for longitudinal sequencing, limited to the fringes of the small zones.  Longitudinal methods have the advantage of lower waste development requirements, however, there is much less flexibility in sequencing and in access, should ground instabilities occur.  These limitations have led Aurizon to reduce the planned use of longitudinal mining methods.  See "Risk Factors – Casa Berardi Gold Mine Ground Stability".

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The transverse mining method is used in areas with wide mineralization (10 metres wide or more) and good access from nearby development.  The blasthole longitudinal mining method will be used in areas with narrow mineralization, or long distances from development infrastructure.

Mining Method – Open Pit

The Principal Zone open pit will be mined using conventional open pit mining methods.  The open-pit will be a smaller scale operation, and will run for slightly over 3 full years of production.  The average amount of material being moved every six month period will approximate 500,000 to 550,000 tonnes of ore, with variable quantities of waste.

Principal Zone Open Pit – Pre-Feasibility Study

BBA was mandated by Aurizon to undertake a pre-feasibility study for the Casa Berardi Principal Zone, situated approximately 1.0 kilometre east of the West Mine production shaft.  A pit optimization and design were carried out in order to determine the reserves for the Principal Zone pit.  An optimization algorithm was used in MineSight software in order to achieve the most economic pit shell.  In accordance with the guidelines of the National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves adopted on August 20, 2000, only those ore blocks classified in the measured and indicated categories were used to drive the pit optimizer for a pre-feasibility study.  The inferred material is counted as waste.

Highlights of the BBA pre-feasibility study are summarized in the table below:

Casa Berardi Mine Pre-Feasibility Study – Principal Zone
Assumptions
Gold Price (US$/oz)	$950
Canadian $ to US$ rate	1.0:1.0
Fuel price (C$/litre)	$0.87
Mineral Reserves Mineral Reserves (ounces)	370,000
Mine Parameters
Ore milled
Tonnage (million tonnes)	3.2
Grade (grams/tonne)	3.65
Waste to ore ratio	14.6:1
Estimated gold recovery (%)	87.0%
Total gold recovered (ounces)	322,000
Pre-production period (years)	1.5
Pit Mine life (years)	3.0
Costs
Pre-production capital ($ millions)	$84.3
Cost per tonne milled ($/t)	$48.46
Average total cash cost per ounce (US$/oz)	US$440
Financial Return
Internal Rate of Return (before tax)	26.8%
Net present value, pre tax, 5% discount ($ millions)	$33.9

(All dollar figures expressed in Canadian dollars, except where indicated)

Using a gold price of US$1,200 per ounce that is more reflective of current market prices, the financial analysis indicates a pre-tax net present value at a 5% discount rate of $96 million, with an internal rate of return of 54%.

Further studies that will be undertaken in 2011 include metallurgical test work to confirm the mill recoveries, and further hydrological studies with pumping tests to assess the ability to lower the groundwater table.  In addition, surface drilling will be conducted during the winter to test the near surface extensions of the Principal Zones which remain open in all directions.

Mineral Processing

The Casa Berardi Gold Mine ore processing plant originally commenced production in September 1988.  Production was suspended in January 1997.  During this initial production period, the plant is reported to have processed 3.5 million tonnes of ore with an average grade of 7.1 grams/tonne gold and an average mill gold recovery of 87%.  A total of 688,400 ounces of gold are reported to have been recovered.

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Aurizon re-started production in early November 2006, achieving commercial production as of May 1, 2007.  Mine production through December 31, 2010 is summarized in the following table:

CASA BERARDI GOLD MINE ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Gold Mine
Year	Tonnes	Gold Grade grams/tonne	Gold Ounces Recovered	Recovery (%)

2006	68,481	8.6	17,731	93.9
2007	545,258	9.8	159,469	93.0
2008	654,397	8.2	158,830	92.5
2009	688,676	7.8	159,261	92.6
2010	722,746	6.8	141,116	89.8

Total/Average	2,679,558	8.0	636,408	92.1

Production Forecast

It is estimated that the Casa Berardi Gold Mine will produce between 165,000 to 170,000  ounces of gold in 2011 at an average grade of 7.96 grams of gold per tonne based on the current mine plan.  Average daily mine production is estimated at 1,975 tonnes per day.  Approximately 39% of the production will come from the Lower Inter Zone, 44% from Zone 113, 9% from Zone 115 and 8% from smaller zones.

Life of Mine Plan

The mine and mill complex were designed to process 803,000 tonnes of ore per year at a rate of 2,200 tonnes per day.  Difficult ground conditions and bottlenecks in stope preparation currently limit underground production to 700,000 to 730,000 tonnes per year (1,900 to 2,000 tonnes per day).  The current life of mine plan is based on 2,000 tonnes per day to 2015, followed by 2,700 tonnes per day from open pit production until 2020.  Mill feed will be solely from the underground mine operations until 2015, after which, open pit ore production from the Principal Zone would commence.

The life of mine plan calls for a total of 7.9 million tonnes of ore grading 5.8 grams per tonne gold, to be mined over ten years (2011 to 2020).  Underground production will come from Zones 113, Lower Inter, 118, 123S, six smaller West Mine zones and the East Mine at an average production rate of 165,000 ounces per year.  Open pit production will originate from the Principal Zone and the East Mine in the latter years of the production cycle at an average production rate of 100,000 ounces per year.

The mine plan will continually be modified as new mineral resources are discovered and upgraded to reserves.

Environmental Considerations

The primary mine waste produced at the site are tailings and waste rock.  The site includes an existing tailings pond with three tailings cells, a polishing pond for settling iron arsenate precipitates, and a process water pond.  The system has undergone regulatory review and permits remain in place for use in mine water management and operation of the tailings basin.  The cell capacity allowed the storage of tailings up to the fall 2010.  In the summer of 2010, a new dyke was built in the middle of the water process pond to allow the storage of tailings after the fall of 2010. The new cell (cell #4) has a 4.8 million tonne capacity.  Studies were done to optimize the treatment of arsenic by ferric sulphate precipitation and for a more thorough characterization of the tailings, as requested by the government bodies as part of an update to the restoration plan.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009. The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

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The 2010 restoration cost estimate is based on information currently available to the Company.  While the Company believes the revised estimate to be reasonable and adequate, costs may increase or decrease over time as a result of factors beyond the control of the Company.   See also "Risk Factors" below.

Waste rock is stored on surface pursuant to a certificate of authorization.  Characterization in 2008 showed that it is not acid generating.  All underground waste rock is expected to be disposed of underground as backfill for mining operations.

The primary source of water for the site is the reclaim water from the process water pond.  Fresh water use at the mill is limited and represents a minimal percentage of the mill discharge.  Where practical, all fresh water drainage into the tailings ponds has been diverted away from the basins to minimize contamination of clean surface drainage.

Mine water pumped from the mine dewatering systems contains elevated levels of suspended solids and arsenic.  Other metals are typically at concentrations well below effluent standards.  Residual nutrients from explosives are also present.  Mine water is treated with ferric sulphate to precipitate arsenic and is discharged into Cell #3 for settling.   Since the restart of operations, the final effluent has not presented toxicity to rainbow trout, but did present toxicity to daphnia on one occasion.

Tailings slurry may contain elevated levels of cyanide, cyanide metal complexes, cyanide degradation products and arsenic.  Aurizon has implemented the SO2/Air process for cyanide destruction in the slurry discharge before release to the tailings pond.  Ferric sulphate is added to the discharge of the tailings pump box and eventually in cell #4.  This effectively eliminates soluble arsenic, cyanide, and cyanide metal complexes from the discharge.  While the SO2/Air process produces elevated levels of cyanate (CNO), this compound is not likely to be present at toxic levels as it naturally degrades in the tailings pond, and ammonia is formed.  Storage of the water in the tailings ponds, polishing pond, and process water pond assists in nitrification of the water to reduce ammonia levels.  Elevated levels of ammonia can usually be controlled through aging of the effluent and pH adjustment to lower levels to reduce the levels of the un-ionized ammonia in the discharge (the toxic form of ammonia).  Regulations require monthly monitoring of acute toxicity during periods of discharge of final effluent.

Aurizon has completed two cycles of the follow-up Environment Effect Monitoring (EEM) study at the Casa Berardi Gold Mine.  Six cycles are required to confirm whether the effluent has an effect on the environment.  The second cycle took place in the fall of 2010. The final effluent from the Casa Berardi Gold Mine empties into the Kaakakosig Creek.  An effluent may have an effect on the environment even if it meets required standards.

Additional expenditures related to environmental compliance may be required in future in connection with supplementary tailings cell (dyke in the middle of water process pond).  Studies were done to update the mine closure costs and update the restoration plan.  The studies also include works on modelling to know the effluent quality at the end of the operations.  See also "General Development of the Business – Environmental Protection and Reclamation Obligations".

Exploration and Development Plans

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011, of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft. These expenditures are comprised of the following:

Capital expenditures	2011 Budget
(expressed in millions of $)
Sustaining capital	$21.8
Shaft deepening	13.6
Mining equipment	8.3
Mining infrastructure and tailings pond	7.4
Total	$51.1

Sustaining capital expenditures at Casa Berardi are budgeted to be $21.8 million and will include development of the upper and lower portions of Zone 113, as well as development to access Zones 118 and 123 from the 810 metre level down to approximately the 1,000 metre level.  As previously reported, this development will provide drill bases to test the depth extensions of both the 123 and 118 Zones as well as commence mine development of these zones.

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In 2011, $13.6 million is budgeted to commence the deepening of the West Mine production shaft a further 320 metres to provide access to the lower portion of the 113, 118 and 123 Zones.  The shaft, currently at a depth of 760 metres, will be extended to approximately 1,080 metres below surface.  This will provide a drift access at the 1,010 metre level from these zones to the shaft.  The estimated cost of the shaft deepening, drift access to 118 and 123 zones, and related infrastructure is approximately $32 million and is expected to start in early 2011 and be completed at the end of the third quarter of 2012.

Mining equipment replacements and fleet expansion to support the expanded development activities is budgeted at $8.3 million.  A further $7.4 million will be invested in underground infrastructure additions and tailings pond construction.

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well exploring for extensions of these structures.

Surface exploration will focus on the extension of the Principal Zones, where a pre-feasibility study of an open pit mining operation has been completed.  In addition, the surface exploration program will test the depth extension of the Lower Inter zone, and the depth and lateral extensions of the East Mine area as well as the potential for open pit operations.

Underground rigs will primarily focus on infill and step out drilling the upper extensions of Zones 118 and 123 from the recently completed 550 level drift.  Drilling of the depth extensions of these zones will resume in 2012 following development of the required access from the 810 level drift.  Other underground rigs will perform infill and step out drilling on existing zones in the West mine area, and explore Zones 146 and 157 in the East mine area.

JOANNA GOLD DEVELOPMENT PROJECT

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Joanna Gold Development Project is derived from a NI 43-101 technical report prepared by BBA Inc., ("BBA") entitled "Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project, effective as of December 22, 2009 (the "Pre-Feasibility Study") and from a NI 43-101 technical report prepared by SGS Canada Inc. – Geostat ("Geostat") entitled "NI 43-101 Technical Report Mineral Resource Estimation – Joanna Gold Property" effective as of August 17, 2010, copies of which have been filed under the Company's profile at www.sedar.com.  All other information of a scientific or technical nature has been prepared under the supervision of Ghislain Fournier, P. Eng., General Manager, Technical Services and a qualified person under NI 43-101.

Property Description and Location

The Joanna Gold Development Project is located 20 kilometres east of Rouyn-Noranda, next to Highway 117 and one kilometre north of the Vaudray-Joannes biodiversity protected land area.  It generally covers wetlands. The property is accessible via a gravel road to the old shaft collar of the Hosco mine.  The north-south gravel road crosses a railway line, which runs east-west. In addition, the northern part of the property is accessible via gravel lumber road. The nearest commercial airport, Rouyn-Noranda airport, is located five (5) kilometres south-west of the future open-pit location. Service infrastructures such as electricity, water and natural gas are nearby.

The Joanna Gold Development Project is comprised of five sectors based on different ownership agreements. The Hosco sector represents the core of the Pre-Feasibility Study. The other sectors include Heva, Alexandria, Henriksen, and Aurizon.  The project comprises 156 claims covering 4,294.1 hectares in 3 separate blocks.

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Details of Aurizon's interests in the Joanna Gold Development Project and commitments are set out in the following table:

Aurizon's Ownership Interest in Joanna Gold Development Project as at December 31, 2010
Claims	Ownership/Title	Royalties

Original Joanna (67 Claims) (1)	100%	2% NSR
Henriksen (20 Claims)	100%	2% NSR
Vantex (Heva) (2 Claims)	100%	2.5% NSR(2)
Alexandria (19 claims) (3)	100%	2% NSR(3)
La Pause (48 claims)	100%	---

Notes:

(1)

Forty two (42) of these claims comprise the Hosco block and twenty five (25) of these claims form part of the Heva block. An advance royalty of $500,000 is payable upon completion of a final feasibility study and a decision to finance development of the property to commence production.

(2)

Aurizon has an option to purchase 0.75% of NSR for $500,000. Advance royalties of $0.7 million are payable upon completion of a final feasibility study and $0.8 million upon achieving commercial production.

 (3)

Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

The following map illustrates the six sectors comprising the Joanna Gold Development Project:

163142 Ca
Golden Valley
Xstrata
Bull's eye
Xstrata
Breakwater
Globex
RG.10
Agnico Eagle
32D07
Jefmar
Jefmar
Jefmar
Agnico Eagle
Iamgold-Qc
RG.09
Xstrata
RG.08
Xstrata
Newbaska
Lefebvre M
J.Robert O.Connor
Atlanta Gold
La Pause
La Pause
Atlanta Gold
Globex
Agnico/Breakwater
RG.07
Henricksen
Aurizon
(90569 Canada Inc.)
Xstrata
Breakwater
Heva Area
Hosco Area
Breakwater
Iamgold-Qc
RG.06
Iamgold-Qc
Rouyn Merger
Heva
Alexandria
Fieldex
JOANNES Township
RG.05
Terrax
RG.04
Bernier B
BOUSQUET Township
Joannes Lake
Bernier B
Bernier B
RG.03
Vaudray & Joannes
Lakes Biodiversity Reserve
32D02
AURIZON
Joanna Project
Claims Owners

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Climate, Local Resources, Infrastructure and Physiography

The area has average temperatures ranging from -16°C in winter to 17°C in summer. The average annual temperature is 1.6°C and the average total precipitation is 926 mm. Rain precipitation is highest in September, averaging 103 mm of water. Snow precipitation is registered between October and April, but its peak falls in the period between November and March, when its monthly average reaches 26 mm, expressed in mm of water.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 39,000 citizens.  Rouyn-Noranda and surrounding communities could provide qualified personnel for a new mine.  All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

Two 120 kV electrical power lines pass 2.5 kilometres north of the property. Hydro-Quebec is currently reviewing the construction support for one of those lines. One of the main natural gas pipelines is located 500 metres south of the future pit location. The main road axes are Highway 117, which links with the Province of Ontario to the west and towards the MRC of the Vallée-de-l'Or and the rest of Quebec to the east. The airport property is located in the former municipality of McWatters. Two airlines use the airport at present: Air Canada Jazz and Propair Inc.

Installations linked to the project will all be located inside the same watershed, namely, the Stitchman Creek. This creek which flows from east to west, joins the Davidson Creek which empties into the Kinojévis River and flows away from the Vaudray-Joannès protected land and esker.

The Stitchman Creek has a small drainage basin and has many areas with intermittent flows. Together, the Davidson Creek and its tributary, the Stitchman Creek, drain all significant wetlands that are part of this project.

The topography of the area covered by the Joanna project is mostly flat. The altitude varies from about 270 metres at the Kinojévis River to just over 330 metres at the eastern boundary of the property. A hill located just south of Highway 117 (Joannès hill) which reaches an altitude of approximately 360 metres, is the highest point in the sector. The area is poorly drained and is occupied by several bogs. More specifically, the future pit location will be situated within a large bog.

History

The Joanna Gold Development Project area has been explored over the last sixty years.  None of the historical statements of resources or reserves by previous owners are NI 43-101 compliant and their reliability has not been established.  The historical work before Aurizon's acquisition is presented by sector and Aurizon's work is presented under the "Joanna Property" heading below.

Hosco Sector

1944-1945:

Hosco Gold Mines completed 81 diamond drill holes totaling 20,000 metres.

1946-1947:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres.

1948-1949:

A total of 45,872 tonnes grading 6.58 grams of gold per tonne have been extracted from 9 shrinkage stopes.  Mill head was reported as 4.90 grams of gold per tonne.

1972:

The property is staked by Gaston and Yvon Vezina.

1973:

Pre NI 43-101 ore reserves calculations were prepared by Derry, Mitchener and Booth. Probable and possible reserves amount to 954,556 tonnes grading 5.14 g/t gold.

1979-1983:

SOQUEM acquired the mining rights.  The surface geology was mapped.  Drilled 7 holes totaling 1,128 metres.

1984-1985:

SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totaling 2,988 metres. New ore reserves calculations by Louvicourt Mining Management Company Ltd. (LMM").  Jean Descarreaux and Associated Ltd. completed an economic assessment.

1986-1987:

Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed 9,798 metres of diamond drilling, 484 metres of exploration ramping, 238 metres of drifting,  extracted approximately 21,555 tonnes of mineralization, which remains stockpiled on surface, and conducted some metallurgical tests (Canmet, CRM, Lakefield)

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1998-2004:

90569 Canada Inc. acquired 100% interest in the mining claims subject to a 1% net smelter royalty held by Cambior Inc.

2006:

Aurizon options the property from 90569 Canada Inc.  A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD (formerly Cambior Inc.).

Heva Sector

1944-1947:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totaling 9,960 metres.  A-50 degrees inclined shaft was excavated to a vertical depth of 177 metres and drifting was completed on 3 levels.

1948:

Mines and Resources Canada reports that the 99% of the gold could be recovered by direct cyanidation.  Seven underground drill holes and nine surface drill holes were completed.

1951-1953:

A total of 47,475 tonnes of ore grading 6.86 grams of gold per tonne is reported to have been produced.

1975:

Yvon and Gaston Vezina acquire the mining rights.

1978-1983:

SOQUEM Exploration options the property.  The surface geology is mapped and a humus geochemical survey is completed.  A total of 6,920 metres of surface diamond drilling is completed.

1984:

SASU Investments Inc. acquires an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd optioned the Heva Block and complete 28 surface diamond drill holes totaling 7,967 metres.

1986 - 1988:

Eastern Mines Ltd. and Silver Sceptre Resources Ltd. complete 18,740 metres of surface diamond drilling and build infrastructure for an advanced underground exploration program.

1987-1988:

Sinking shaft to a depth of 227 metres and 382 metres of drifting on the new 200 metre level are completed.  A total of 1,386 tonnes of mineralization was extracted.

1999 - 2004:

T.  P.  O'Connor acquired Lots 24 and 25 in Range VI of Joannes Township and transferred them to Vantex Resources Ltd in 2004.

2005

Stellar Pacific Ventures acquires 25% of the property from Vantex Resources Limited.

2007

Aurizon acquires an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims.

2009:

Aurizon acquires 100% in the two Heva claims by exercising its option with Vantex Resources Limited to purchase a 75% interest and by purchasing the remaining 25% interest from Stellar Pacific Ventures.

Henriksen Sector

1924-1937:

Some trenching and pitting by different operators.  10 holes drilled during 1937 by Joannes-Davidson M.L.

1938-1952:

Teck Exploration Co. Ltd. acquired rights on the property, drilled 8 holes (1500 m). A shaft was sunk on a gold bearing structure east of the Davidson Creek Fault.

1952-1974:

Joannes-Davidson acquired 100% of property rights. One hole was drilled.

1977-1990:

Gold Fields Inc./Darius Gold Mine Inc. conduct a  geophysical survey and 4 holes were drilled.

1992-1996:

Agnico Eagle staked the northern part of the property and drilled one hole.

1998-2007:

Current claims block is staked by Gordon Henriksen. Ressources minières Coleraine drilled 3 holes for 423m.

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2007:

Aurizon signed an option with Gordon Henriksen to acquire 100% of the claims group.

Alexandria Sector

1935:

James Thompson and Associates carried out stripping and trenching on silicified mineralization in greywacke.

1937:

Clericy Consolidated Mines Limited prospected range VI, lots 52-62 + range VII, lots 56-62.  Five (5) diamond drill holes were drilled for a total of 448.7 m.

1940-1943:

Belleterre Quebec Mining Limited drilled two diamond drill holes on range VI, lots 42, 43.

1944-1946:

Hosco Gold Mines Limited drilled thirty eight (38) holes for a total of 6,094.73 metres.

1945-1946:

Bouzan Gold Mines Limited drilled 18 diamond drill hole (B1 to B20) for a total of 2,884.93 metres.

1946:

Belleterre Quebec Mines Limited drilled four (4) diamond drill holes.

1966-1969:

W.L. Landgridge Jr. completed some trenching, pit digging and sampling on range VI and VII, lots 42-55.

1974-1979:

Darius Gold Mines Limited dug nine (9) trenches and drilled one hold and conducted geological geophysical and geochemistry surveys on Range VI, N1/2 of lots 42-47.

1981:

J. Beaulieu drilled a 225 ft vertical hole.

1981-1983:

Sulpetro Minerals Limited carried-out line-cutting, geophysical survey and  geological work.

2003:

Alexandria Minerals Corporation signed an option with Coyle and Tremblay for a 100% interest on 13 claims directly east of the Hosco sector

2004:

Alexandria Minerals Corporation signed an option with Salmasi and Greisbach for a 100% interest on 6 claims directly east of 13 above.

2007:

Alexandria Minerals Corporation drilled three holes to test the Cadillac Break and Sheean shear, for a total of 634 metres.

2008:

Aurizon signs an option to acquire 100% of the Alexandria property.

2010:

Aurizon exercises its option and acquires 100% interest in the Alexandria property.

La Pause Sector

1947:

Exploration work by Consolidated Mining and Smelting Company of Canada

1964:

Geological work by East Sullivan Mines Ltd.

1966:

Falconbridge Nickel Mines Ltd conducted some mapping and sampling

1988:

Geological prospecting and sampling by Ressources Minières Platinor Inc. on the majority of the East Block

1989:

Mr. Chouinard completed some mapping, sampling and trenching.

1989:

Société Minière Ecudor Inc. conducted some sampling of mineralized sectors.

1995:

Induced polarization (IP) survey by Ressources Minières Platinor Inc on the East Block

1998:

Mapping and Beep-mat survey by Randon Ferderber on part of West Block (Labour property)

Joanna Property

2006:

Compilation of the historical data

2007:

Aurizon initiated an exploration program by systematically re-sampling 118 historical holes drilled 104 new holes for a total of 46,916 m.  Completion of the first NI 43-101 compliant resources estimates by Geostat. Henriksen sector has been covered with a systematic prospection program that generates an exploration approach combining base metals and gold-arsenic targets.

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2008:

Aurizon drilled 362 holes for a total of 88,135 m.  Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase 1 environmental characterization of the property. Consultant BBA completed a preliminary assessment study for an open-pit operation.

2009:

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat. Aurizon drilled a total of 13,536 metres. Lakefield Research received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation.  Mineralogical and micro-analytical studies are conducted to explain gold recovery.  Geomechanical and geotechnical studies were performed by Golder and hydrogeological study was conducted by SNC-Lavalin (SNC 2009). Roche completed a long-term environmental characterization.  Consultant BBA completed a pre feasibility study

2010

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat.  Aurizon drilled 71,192 m mainly on the Hosco lateral extension. Consultant BBA initiates the feasibility study. A pilot test with the Albion process was complete in July. A pilot test with an autoclave process is initiated with 40 tons bulk samples from core and reverse circulation drilling (grinding, gravity and flotation by Inspectorate and oxidation in Autoclave and cyanidation by Sherritt Technologies)

Geological Setting

Regional

The Joanna Gold Development Project is situated in the south central portion of the Abitibi Greenstone Belt, within the superior structural province of the Canadian Shield.  All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group located east and north of the property.  Major gold deposits are usually located in the immediate vicinity of the Cadillac Break. More specifically they are centered in different mining camps located 20-30 kilometres apart. The Joanna property represented a void in that sequence.  The following presents the geological map of the area.

QUEBEC
660 000 mE
680 000 mE
700 000 mE
720 000 mE
740 000 mE
5 340 000 mN
5 320 000 mN
117
Rouyn-Noranda
>15Moz
JOANNA
Project
Cadillac
>12Moz
Malartic
>8Moz
Val-d'Or
>15Moz
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
0
10km
AURIZON
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

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The main structural feature of the region is the Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 kilometres from Kirkland Lake, Ontario to Val d'Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the Cadillac Break.  Fifteen (15) kilometres east of the Hosco and Heva gold mine, the Doyon-Laronde camp (> 12 million ounces) is the best known gold camp while the previously mines McWatters and O'Brien gold mines were also located directly along the fault near the property.

Local Geology

According to the traditional geological units' nomenclature, sedimentary rock units sequence hosting the Joanna Gold Development Project, the Project is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups.

The complete sedimentary sequence cut by exploration work is composed of medium grain, poorly graded and mostly massive greywacke inter-bedded with polymict conglomerate unit historically related to the Temiskaming Group depositional environment. The Cadillac Group as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef) has not been interpreted yet on the property and its limit is suspected to be located farther north toward the Blake River Group limit.  A few diabase dykes also cut the host sedimentary rocks.

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac Fault, which dips 55 degrees to the north in this area. The main 10 to 20 metres-wide brittle structure, composed essentially of chloritic schist, is included in a much broader ductile deformation zone that goes from about 100 metres north of the fault to more than 500 metres south of it. In general, the principal foliation is conformable to the fault zone and bedding.  A tight asymmetric folding pattern with fold hinges gently plunging toward the west is developed in conglomerate units south of the fault.  Deformation within the sediments can be difficult to evaluate as a result of re-crystallization of some minerals at superior greenschist to amphibolite facies metamorphism.  Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

Mineralization

Gold mineralization of the Hosco-Heva area is distributed in multiple lenses on both sides of the Cadillac Fault, making each one a few metres to a few tens-of-metres thick. To date, mineralization has only been identified in the Fault zone. The more continuous and gold-rich zones seem to be associated with a silice-biotite, albite and tourmaline alteration.  Mineral assemblage also includes variable concentrations of white mica,  chlorite carbonate, garnet and possibly other alumino-silicates.  Amphibole and tourmaline rich replacement zones have been locally identified. In the Heva zone, gold mineralization contoured this type of alteration zone. Mineralized lenses are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne.

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate slightly by the content in quartz veins (millimetric to centimetric), arsenopyrite, pyrrothite, and pyrite but currently they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected on the Heva side and immediately south of the Hosco Zone.

Gold is concentrated in different locations closely related to sulfides grains and is mostly fine grain (<20 micro metres). According to different petrographic and micro-analytical studies performed on rock samples and on a sulfide concentrate sample, the majority of gold weight is under the form of free or attached particles to the surface of sulfides grains. A fraction of gold including sub-microns particles and ionic gold is concentrated in some types of arsenopyrite grains.

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Exploration

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes.  For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the grid.  Easily computerized and reliable underground data was also included in the new database. In addition to the drilling which is described in the next section, Aurizon has conducted the following exploration activities on the Joanna claims:

In 2006: Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid;

In 2007: Aurizon initiated an extensive exploration program by systematically re-sampling historical holes over wide intervals in order to define the extension of the mineralized system according to sulphides dissemination and did 46,916m exploration drilling. A magnetic and EM survey has been completed on north of Feifer block ("Joanna North").

A mapping and sampling campaign was conducted on the Henriksen claims.. Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property and led to the trenching and channel sampling (300 samples) of 6 selected areas.  Results in the range of 200 to 1000 parts per million for Zinc and 100 to 400 parts per million for Copper have been obtained in the western part of the block located in the Blake River volcanic group. Another signature with gold between 0.002 and 0.01 parts per million ("ppm") (too low to be significant) and arsenic between 0.2 and 1 ppm has been obtained at the eastern part of the block in a similar gold context as the Hosco deposit.

In 2008, Aurizon conducted 88,135 metres of exploration drilling and conducted a magnetic survey.  A preliminary geometrical, structural, and depositional model based on field observations, plus Leapfrog modeling of gold grade and petrographic work was proposed.  An induced polarized (IP) survey was conducted on the "Joanna North" area.

On the Henriksen claims, a ground time domain electromagnetic (InfiniTEM) survey over 11 kilometres of lines on sulphides bearing horizons in the Blake River volcanic group let to the drilling of a short program of three holes at 300 metres spacing. Results have not shown any significant base metal results.

In 2009, Aurizon conducted 13,536 metres of exploration drilling.  Gold mineralization (6.8 grams per tonne over 3 metres) was found at depth of 160.5 metres in core hole JA-09-482, part of an 8 holes program on that block and adjacent Feifer block ("Joanna North"). Holes were drilled over a 700m long multi-element MMI anomaly (A, Au, M, W and Sb; or arsenic, gold, molybdenum, tungsten and antimony) with 4 sections of 2 holes at 200 metres east-west spacing. Mineralized material is a quartz vein stockwork with pyrite, pyrrhotite and free gold within a biotite rich metasediment. The western holes intersected a continuous 40m wide fault trend with sulphide halos. Anomalous gold values in samples show a westward progression from a few 10ppbs to 0.1-10g/t at the western limit of the drill grid.

On the Alexandria claims, shallow Gold mineralization was found in two holes part of a 5 holes program on "Joanna South". Holes were drilled about 300m south of the Cadillac fault over an IP/magnetic anomaly Another 10 holes were drilled along the Cadillac fault to test the eastern extension of Hosco mineralization.  Prospecting work performed on the Joanna South target has included the collection of 344 grab samples and geological mapping of the quartz veins pattern, combined with 2.3 kilometres of an IP geophysics survey. Results obtained range widely from 0.1 to 10 grams per tonne in multiple parallel metric to pluri-metric eastward parallel structures forming a 200 metre-wide envelope, 500 metres in length.

In the north-east sector a line cutting program has been completed. A Mobile Metal Ions soil geochemistry survey and an induced polarization (IP) geophysical survey  were conducted. Forty-one channel samples have been taken in stripped areas showing a strong sericitization in sediments associated with disseminated arsenopyrite.

Following the ground staking of two claims blocks located in the Bousquet Township, line cutting and IP surveys cover the entire property. Fifty-six grab samples have been collected during limited prospecting work done on portions of the eastern claims surface.

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In 2010, Aurizon conducted 71,192 metres of exploration and definition drilling.

•

Eleven (11) holes were drilled on Heva sector and two hundred and five (205) holes in Hosco sector in order to upgrade mineral resources.  A new mineral resource estimate was completed in June 2010 (see "Joanna Mineral Resources" below).

•

On the Alexandria claims, 44 holes were drilled between 300 to 800 metres south of the Cadillac break.  Higher gold values were associated with quartz veins and arsenopyrite in contact with conglomerate.

•

A condemnation drilling program, totalling 96 holes, was conducted north of the Feifer block.  The main targets were geophysics and geochemical anomalies.  Better gold values were located in the north-east sector, and were associated with a strong sericitized shear zone containing quartz veins and arsenopyrite.

On the Henricksen claims, a gravimetric survey to detect contrasts between wackes and amphibolitated and mineralized conglomerates is currently in progress.

On the La Pause claims, a prospection program has been completed totalling 286 grab samples.  Better gold values were located in iron formations containing arsenopyrite, pyrhotite and pyrite.

Drilling

Since 2007, Aurizon has drilled 877 holes totaling 219,779 metres on the Joanna Gold Development Project. The details for the Hosco sector are in the following table.

Aurizon Exploration
Year	Surface drilling (m)	Number of holes	Hole numbers
2007	46,916	104	JA-07-01 to 104
2008	88,135	362	JA-08-105 to 466
2009	13,536	55	JA-09-467 to 499 and 22 deepening holes
2010	71,192	356	JA-10-500 to 829, JA-10-831 to 841, JA-10-847, JA-10-848, JA-10-851 to 855, JA-10-860, JA-10-861, JA-10-880 and 5 deepening holes

Preliminary assessment

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA, which concluded that, based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 metre level, the Joanna Gold Development Project was potentially feasible as a standalone open-pit mine operation.  BBA recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  The report also provided guidelines on the environmental risks.

Positive Pre-feasibility Study for the Hosco Deposit

In November, 2009, Aurizon received a positive Pre-feasibility Study from BBA, which provides an initial start-up plan for the Joanna Gold Development Project.  The study was prepared as a stand-alone project based solely on the mineral reserves located on the Hosco deposit and did not take into account any of the mineral resources contained in the Heva deposit, which also forms a significant part of the Joanna Gold Development Project.  See "Mineral Resource and Mineral Reserve Estimates" below.  A contract has been awarded to BBA to complete a final feasibility study.

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The Pre-feasibility study completed by BBA in November 2009 established the following mineral reserves in the area of the Hosco pit.

	2009
	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Reserves
Proven and Probable Mineral Reserves
Open Pit - Hosco	23,650,000	1.31	995,600
Low grade stockpile	2,400,000	0.35	27,000
Total Mineral Reserves	26,050,000	1.22	1,022,600

Only measured and indicated resources as at November, 2009, were used for the open pit mining plan.  A dilution factor of 5.1% at 0.23 grams of gold per tonne has been calculated on the basis of the block size, while the mining recovery was estimated at 97%.

Diluted mineral reserves are estimated at 23.6 million tonnes at 1.3 grams of gold per tonne for 995,600 ounces. In addition, a low grade stock pile of 2,400,000 tonnes averaging 0.35 grams of gold per tonne, containing 27,000 ounces will be processed at the end of the mine life, eliminating the long term risk for arsenide leaching on the stock pile. Total gold recovered amounts to 887,000 ounces.

Project Assumptions and Parameters

Gold price (US$/oz)

825

Exchange rate (C$/US$)

1.10

Wages and benefits

2008 Canadian Survey and internal database

Fuel price (C$/litre)

0.70 (pit) and 0.85 (transport off-site)

Labour force

164

Net smelter royalty

2%

Discount factors were applied to supplier's quotes obtained for certain new equipment, based on the availability and market prices of comparable used equipment at the date of completion of the Pre-feasibility study.  This resulted in a 7% reduction in the projected capital costs for the project.

Open Pit Mine Operation

Mining sequence

3 phases

Waste (million tonnes)

78.1

Overburden (million tonnes)

9.6

Waste to ore ratio

3.81 :1.0

Annual tonnage (million tonnes)

13 (year 1 - 2), 17 (year 3 - 6), 6 (year 7 - 8)

Production rate (tonnes per day)

8,500

Inter-ramp pit slope

49 degrees -53 degrees

Geotechnical safety berm

15 metres at every 120 metres vertical height

Pit size

length (1,200 metres), width (540 metres), depth (240 metres)

The open pit operation was designed to support an average daily production rate of 8,500 tonnes,
7 days a week, 365 days per year.  Initial production was anticipated from a smaller starter pit and extended in two additional push backs.  The zone is covered by 6 to 15 metres of silt and clay overburden.  The waste to ore ratio averaged 3.81 over the life of mine with a maximum of 5.3 in year 3.

The pit was designed with a triple benching arrangement, including a 15 metre geotechnical safety berm at every 120 metres vertical height.  Based on the results of rock mechanics studies, the recommended inter-ramp pit slope was 53° for the hanging wall (north) and 49° for the west and east sectors and the footwall (south).

The ore would be trucked to surface using the ramp, crushed and conveyed to the processing plant.

Surveillance programs were planned to monitor environmental performance including the impact on surface and ground water, noise, dust, vibration, and visual aspects.

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Proposed equipment

The fleet of equipment was planned to include four to nine 100 short ton class haulage trucks, depending of the mining phase, two drill rigs, two hydraulic excavators, one front-end loader, two dozers, one motor grader, one backhoe excavator and six service trucks and auxiliary equipment.

Metallurgy

As was shown in the preliminary assessment, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

Results from the testwork, indicated that 26.9% (28.3% x 95.0%) of the gold could be recovered in the gravity circuit at the Joanna site and that another 59.9% could be recovered by the Albion Process at Casa Berardi Gold Mine for an overall recovery of 86.8%.

Mining Method

Mining Joanna ore would follow the standard practice of an open-pit operation with conventional drill and blast, load and haul cycle using a drill/truck/shovel mining fleet. The overburden and waste rock material would be hauled to the overburden and waste disposal areas near the pit. The run-of mine ore will be drilled, blasted and loaded by hydraulic shovels and delivered by trucks to the primary crusher or stockpiles near the crusher.

Pre-Feasibility Study Conclusions

BBA concluded that the Joanna Gold Development Project is technically and financially viable. The estimated initial capital cost together with estimated site restoration costs amount to $192.5 million and using a Canadian dollar gold price of C$908 per ounce, the Project provided an estimated internal rate of return of 14.37%.  According to the economic evaluation of the project, the net present value, using a discount rate of 5%, amounted to $74 million and the payback period after the start of commercial production is 3.9 years, before taxes.  The level of accuracy of the capital and operating costs was +/- 25%.

The mineral reserves, after dilution and mine recovery, were estimated at 23.6 million tonnes of ore in the proven and probable categories. With a production rate of 8,500 tonnes per day, the pit life would be expected to last 7.6 years. When the pit is depleted, an additional 0.7 years was anticipated to process 2.4 million tonnes of low grade material.

Ore processing

Milling on-site at Joanna	Crushing, grinding, gravity, and flotation.
Milling off-site at Casa Berardi	Fine grinding, atmospheric oxidation and leaching
Average recovery (life of mine)	86.8%
Tailings ponds (two)	96% of tonnage at Joanna with low environmental risk (no cyanide, low sulphide) 4% of tonnage at Casa Berardi Gold Mine (arsenide leaching and acid drainage potential)
Milling rate	8,500 tonnes per day (annualized average rate)
Mill availability	93%

At the Hosco deposit, gold is associated with sulphides, mostly arsenopyrite.  As the material is partially refractory, the selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable.

Processing of the ore consists of oxidation before cyanidation of a flotation concentrate.  An evaluation comparing conventional pressure oxidation and sulphide oxidation at atmospheric pressure led to the selection of the atmospheric process as the preferred method of oxidation for the Hosco ore.

BBA has evaluated various options for processing, either all the ore or just the flotation concentrate, at various third party off-site facilities.  The impact of potential synergies was evaluated on an economic, social and environmental basis.

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The option of processing flotation concentrate from the Joanna Gold Development Project at Casa Berardi Gold Mine was retained for the Pre-feasibility Study.  Transportation costs of the concentrate are mitigated by the synergy provided by a corporate tailings management strategy whereby high sulphide and arsenic tailings are disposed in one common tailings disposal facility at Casa Berardi.

Crushing, grinding, gravity and flotation will be performed on site at Joanna. Concentrate will be trucked to Casa Berardi Gold Mine where oxidation and carbon in pulp leaching ("CIP") will be performed.

Metallurgical testwork, performed by SGS Lakefield Research (SGS), indicates that the addition of a fine grinding and oxidation circuit prior to leaching increases the projected overall gold recovery to 86.8%.

Following meetings with stakeholders held prior to the completion of the Pre-feasibility Study, the final feasibility study will review, in greater depth, the impact of transporting the concentrate to Casa Berardi Gold Mine versus treatment and disposal of all the tailings at the Joanna site.

Tailings ponds

As the project is located at a watershed divide, 3 kilometres west of an esker and adjacent to a protected land area, Roche Ltd recommended the construction of two tailings ponds. Approximately 96% of the tails containing low sulphide, low arsenide and no cyanide would be disposed of at Joanna.  A small tailings pond containing about 4% of the tails composed of the arsenide and sulphide rich concentrate would be disposed of at the Casa Berardi Gold Mine.

Proposed surface infrastructure

All the infrastructures have been clustered and designed to minimize the footprint with the objective of reducing the impact to the corridor of biodiversity, and include recommendations from the stakeholders received prior to the completion of the Pre-feasibility Study.

At the Joanna Gold Development Project, the proposed mine infrastructure would incorporate the following:

•

A crusher and a mill complex including grinding, flotation, and filtration circuit;

•

A garage complex and associated services and administration offices;

•

Electrical distribution installations;

•

Pit dewatering system, surface water management and treatment;

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Access road to the site from Highway 117;

•

The waste dumps will cover 120 hectares with a maximum height of 60 metres. To mitigate arsenide leaching or acid drainage hazards, two piles will be built. The first one with very low arsenide content will represent 80% of the material, while the second one will contain the higher arsenide material. A safety ditch will be excavated surrounding both piles to recover run-off water;

•

The temporary overburden dump will have a maximum height of 20 metres. This material will be used at the end of the operation to cover the waste pile and the tailings pond at Joanna;

•

The tailings pond complex will cover 270 hectares with a maximum height of 17 metres, including the tailings disposal pond and process water pond. All the dams will be constructed during the preproduction period.

If the concentrate was transported to and treated at the Casa Berardi Gold Mine, the proposed mine infrastructure would incorporate:

•

A mill complex including fine grinding, oxidation and leaching (CIP) circuit;

•

Modification to the existing gold room;

•

A new tailings pond, covering 11.8 hectares, for leached concentrate.

As previously stated, the impact of transporting the concentrate to Casa Berardi versus treatment and disposal of the tailings at Joanna will be reviewed in greater detail during the completion of the final Feasibility Study.

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Restoration

A total of $13.9 million was estimated to restore the Joanna Gold Development Project site and the tailings pond at the Casa Berardi Gold Mine. This includes $5 million that would be funded before the production phase to cover the costs of reclaiming 100% of the footprint generated by the disposal piles resulting from pre-stripping and dam construction. A progressive restoration approach will be implemented for the remainder of the mine life.

At the Joanna Gold Development Project, the overburden disposal area would be reclaimed, being used as capping material to re-vegetate waste and tailings disposal sites. Both piles would be landscaped in conformity with the regional topography. In addition, following discussion with stakeholders, the Pre-feasibility Study considered creating a lake by diverting existing creeks surrounding the project, thereby creating a new ecosystem upstream of the watershed.

If the concentrate was transported to and treated at the Casa Berardi Gold Mine, the tailings pond would be restored using a multi-layer approach, which will isolate the contaminants from the environment.

Pre-Production Capital Costs

Total capital costs were estimated at $187 million including $150 million of direct cost.  Owner costs, EPCM and detailed engineering were estimated at 12%.  An average contingency of 11% was provided on direct and indirect costs.

Sustaining capital expenditure over the operation's mine life was estimated at $31 million including the purchase of additional equipment and tailings pond management.

Operating costs

The life of mine average cash cost, before royalties, was estimated at US$434 per ounce, using a Canadian $ to U.S. $ exchange rate of 1.10.

Environmental Socio-Political

Prior to the completion of the Pre-feasibility Study, individual meetings and dialogue workshops, resulted in a total of 177 proposals and comments which have been integrated within specific recommendations included in the Pre-feasibility Study, and which will be addressed during the Feasibility Study.  All comments were considered while the most sensitive comments were as follows:

Open pit operation

•

Potential impact on water table and private wells caused by vibration would be reduced by the implementation of a continuous monitoring system.

•

Impact of noise would be reduced by the use of noise barriers.

•

Impact of dust would be reduced by the use of dust suppressants on roads, profiling of waste rock piles according to prevailing winds, and maintaining humid tailings and spruce screens to collect dust.

•

Visual impact would be reduced by using the natural landscape and with preservation of large trees on the extremity.

•

Simulation and monitoring systems would be implemented for the benefit of stakeholders.

Water management

•

Potential impact on water wells caused by water contamination risks would be reduced by the installation of monitoring wells and a follow up of the underground water flow and quality.

•

While the project is located at the watershed divide, the infrastructure is located within the same drainage basin. While the esker located east of the project is part of the contingency plan for the Rouyn Noranda community, the project is located downstream within a different watershed.

•

As the waste pile might have a risk of arsenide leaching, a water diversion canal would be excavated surrounding the pile where a water treatment plant can be installed if required.

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Proximity of the biodiversity reserve

•

Joanna is located within a peat bog area between the Aiguebelle biodiversity reserve and the Vaudray Joannes protected land area, both being linked  by a wide corridor of biodiversity expressed by a north south trending esker, east of the proposed project, which represents a source of fresh water.

•

Based on the discussions with stakeholders, the restoration plan should envisage compensating the loss of the humid area by improving knowledge with respect to the underground water source of the esker and therefore securing the corridor of biodiversity located east of the property.

Joanna Mineral Resources

A new resource update of the Hosco sector was completed in 2010 (see report entitled "NI 43-101 Technical Report Mineral Resource Estimation – Joanna Gold Property" effective as of June 18, 2010).  The new resource model incorporates the latest drill hole information on the property up to June 1, 2010, which was the cut-off date for data used in the report, new assay intervals, revised overburden depth information, new mineralized envelope and a block solid size compatible with the proposed mining plan of 8 metres (E-W) x 5 metres (N-S) x 8 metres (Depth).  Mineral reserves and resource estimations have been classified in accordance with NI 43-101.

The updated mineral resource estimate for the Hosco deposit is summarized as follows:

Hosco Deposit – Mineral Resources

Grade Cut-off (Au g/t)	Category	June 2010 (1)
		Tonnes (4) (t)	Grade (g/t)	Gold (5) (oz)
0.5	Measured Indicated	26 780 000 13 770 000	1.38 1.23	1 187 000 546 000
	M + l Inferred	40 550 000 23 170 000	1.33 1.19	1 732 000 887 000
1.0	Measured Indicated	19 650 000 8 270 000	1.58 1.52	995 000 404 000
	M + l Inferred	27 920 000 14 430 000	1.56 1.42	1 399 000 658 000
1.5	Measured Indicated	8 370 000 2 940 000	2.04 2.09	550 000 197 000
	M + l Inferred	11 300 000 4 110 000	2.06 1.93	747 000 255 000

Notes:

1.

Effective as of June 18, 2010.

2.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

3.

Historical production of 9,700 ounces has not been removed from mineral resources.

4.

Tonnes rounded to nearest 10,000.

5.

Ounces rounded to nearest 1,000.

6.

The above measured and indicated mineral resources are inclusive of the in-pit mineral resources for the Hosco pit established by the BBA Pre-feasibility study.

7.

The above mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

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The mineral resources for the Joanna Project, inclusive of the in-pit mineral reserves established for the Hosco pit are as follows:

Joanna Project – Total Mineral Resources

Mineral Resources	Sectors	2010
		Tonnes	Grade (g/t)	Gold (oz)
Measured	Hosco Héva Alexandria	26 780 000 0 0	1.38 0 0	1 187 000 0 0
Indicated	Hosco Héva Alexandria	13 770 000 4 400 000 0	1.23 1.91 0	546 000 270 000 0
Total Measured and Indicated	Hosco Héva Alexandria	40 550 000 4 400 000 0	1.33 1.91 -	1 732 000 270 000 0
Total Measured and Indicated		44 950 000	1.39	2 002 000
Inferred	Hosco Héva Alexandria	23 170 000 9 000 000 1 100 000	1.19 1.80 1.20	887 000 511 000 42 000
Total Inferred		33 270 000	1.35	1 440 000

Feasibility Study

The feasibility study initiated at the beginning of 2010 is still in progress.  Following the recommendations contained in the Pre-Feasibility Study, larger scale testing of the Albion process, which was selected as the preferred oxidation method to treat the Hosco ore, was undertaken. The testing of the Albion process involved optimization tests on 1 kilogram samples to establish reagent consumption, and the optimum degree of oxidation, plus pilot plant scale testing of a 250 kilogram sample.

The testwork completed to date indicates that the estimated overall gold recoveries, utilizing the Albion process, would be 85.1%, compared to 86.8% estimated in the Pre-Feasibility Study. The presence of a large quantity of pyrrhotite in the Hosco ore results in increased oxygen consumption, and the presence of biotite and albite in the concentrate results in increased acid consumption. These factors would have an adverse impact on operating costs.

For these reasons, while the Albion process is an acceptable choice for the Joanna Gold Development Project, the Company has decided to evaluate three alternative recovery processes whilst continuing to review potential improvements to the Albion process as it is applied to the Hosco mineralogy. In particular, a detailed study could be performed to estimate the recoveries and reagent consumption utilizing an autoclave. An Autoclave pilot test on a 40 tonne bulk sample is currently in progress.

Concurrently, detailed engineering, pit optimization, and environmental impact studies are underway.  Following completion of the feasibility study, permitting, site preparation, and procurement of major long-lead items will be initiated.  The Company has budgeted $5.4 million for these activities in 2011 and expects the majority of these costs to be expensed.

Exploration and Development Plans

Results from further drilling in the area of the Hosco pit, performed between June, 2010, and
February, 2011, in the area of the Hosco pit will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.  In addition, an initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, will concentrate on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit.  The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs should be active to complete this program.

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Sampling Method and Approach

Sample preparation, analysis and security at the Joanna Gold Development Project are consistent with industry standards.

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  Sampling of the longer exploration holes depends on the geologist's judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole's length.  Samples are generally 1 metre long prior to mid-2007 and 1.5 metres long since that time, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples as needed.

The core recovery of the observed new core is generally very good. Based on Geostat's observations on site at the drill and in the core shacks, Geostat considers that the sample quality is good and that the samples are generally representative.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, and tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex), and then sent to the laboratory. The other half is kept for further analysis, if necessary.

~~Sample Preparation, Analysis and Security~~

Since 2008, all the new drill hole samples from the Joanna Gold Development Project are assayed at ALS Chemex in Val d'Or, using a standard fire assay procedure. In 2007 and early 2008, samples were assayed at Laboratoire Expert Inc. in Rouyn-Noranda.

All samples received at ALS Chemex are bar-coded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet. Sample material is crushed in a jaw and/or roll crusher (70% passing 9 mesh). Ground material is split with a riffle splitter to obtain a 250 gram sub-sample. Sub-samples are pulverized in a "flying disk" or a "ring and puck" style grinding mill to give a pulp (85% passing 200 mesh). The rest of the crushed sample (reject) is returned into the original plastic bag.

A 30 gram split is collected from the pulp and weighed for fire assay fusion and atomic absorption finish, with a detection limit of 0.005 parts per million.  Gravimetric finish is applied for initial assays above 10 parts per million. Assay results are sent electronically to Aurizon by using a special email address for the sole use of the data manager. The database system (Geotic) functions using the Microsoft Access data management system. Its writing access is restrained to the data manager and the project geologist.

Data Verification

Geostat conducted an analytic verification of selected core samples.  The database assay table was verified against the original paper logs on a random basis and did not find major errors during its validation process.  The collar location, azimuth, dip, hole length, assay values, and assay length were checked.  Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.  Geostat concluded that the drill hole database is adequate to support a mineral resources estimate.

During a 2007 site visit, 38 core duplicates (from holes JA-07-01 and JA-07-03) were taken by Claude Duplessis, Eng., of Geostat, and submitted for analysis at the ALS Chemex lab in Val d'Or (original values for those cores were from the Lab-Expert lab in Rouyn). A comparison of duplicated and original gold values for the same core did not show any bias.

In a site visit in the summer of 2008, a set of 147 independent duplicates (quarter core) were collected from nine 2008 core holes at core shack in Rouyn and sent to SGS Lakefield lab for verification. Those duplicates represent ¼ of the original core whereas the original gold values deal with ½ of the same core. Core length is 1.5 metres and weight of material submitted to SGS averages 1.6 kilograms.  Despite a fairly significant scatter of original and check values, that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55 grams/tonne).

During the site visit conducted on February 24 and 25, 2010, a total of 40 mineralized core duplicates were collected from holes JA-08-443, JA-09-495 and JA-09-497 by the Geostat and submitted for Au analysis at SGS Minerals laboratory in Toronto, Ontario, Canada. The duplicate samples were processed using fire assay with ICP-OES finish (SGS code FAI323) and one certified reference material was inserted in the samples series (OREAS 10Pb).

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Quality Assurance and Quality Control

In addition to the normal laboratory quality control program, Aurizon has a quality control program to test the validity of the results.  Certified materials including three different representative grades and composite references are inserted in the sample series at a space of one at each 25 samples. Composite reference samples representing 20 to 30 samples and rejects are completely pulverized and homogenized to make 40 to 60 kilogram batches prepared in 60 gram individual envelopes. Blank materials, composed of barren local rocks, are placed along with mineralized samples as part of the check assay procedures.  Assay checking on approximately 10% of samples is executed by Bourlamaque Assay Laboratories Ltd.  All pulps are analyzed by fire assay and gravimetric finish, and all rejects are analyzed by fire assay and atomic absorption finish.

Quality control on assays is made continuously. Tolerance on different reference material has been set at +/-10% from targeted grades. At that point, verification is performed on the recording and control from the core shack to the assaying company to find the possible source of any difference.

The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

OTHER MINERAL PROPERTY INTERESTS

Information of a scientific or technical nature contained in this Annual Information Form regarding the Other Mineral Property Interests has been prepared under the supervision of Mr. Martin Demers, P. Geol., Exploration Manager of the Company and a Qualified Person as defined by NI 43-101.

Exploration programs are also planned at the Company's other Quebec properties.  A total $21.2 million will be invested in the following properties during 2011:

Exploration expenditures	2011 Budget
(Expressed in millions of $)
Fayolle Property	$6.5
Marban Property	4.0
Rex South Property	4.1
Opinaca-Wildcat Properties	3.6
Duverny Property	1.0
Patris Property	0.6
General exploration	1.4
Total	$21.2

Fayolle Property, Quebec

Aurizon has an option to earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold-bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon's Joanna Gold Development Project in north-western Quebec.

To earn a 50% interest in the Fayolle property Aurizon is required to fund exploration expenditures of $10 million over a four year period, of which $3.5 million is a firm commitment.  Aurizon will be entitled to increase its interest to 65% by completing a pre-feasibility study on the project or by spending a further $15 million on exploration of the property.

Following encouraging exploration results in 2010, at least 45,000 metres of drilling is planned in 2011, divided between the following two objectives: a) continue to work on the Fayolle deposit by defining the size and geometry of the deposit on a 25 – 50 metre drill spacing; and b): initiating an exploration program to test similar geological controls to the Fayolle deposit inside the 2 kilometre long gold bearing structure that crosses the property. The 2011 budget for this program is $6.5 million.   Typhoon Explorations Inc., the current owner of the Property, is the operator during the initial phase of the option.

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Marban Property, Quebec

Aurizon has an option to earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

To earn a 50% interest in the Marban Block, Aurizon must incur exploration  expenditures of $20 million over three years, of which $5.0 million is a firm commitment to be spent in the first year; complete an updated NI 43-101 compliant mineral resource estimate;  and pay C$30 (or C$40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Measured and Indicated resource categories in the property plus C$20 (or C$30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Inferred resource category, based on the updated resource estimate.

Aurizon can earn an additional 10% interest in the property, for an aggregate of 60% interest, by delivering a feasibility study, and an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.

NioGold is operator during the initial earn-in period. Aurizon become operator after the initial 50% interest has been earned.

The Marban Block includes the Gold Hawk, First Canadian, Norlartic and Marban properties and consists of forty-two (42) mining claims and three (3) mining concessions covering 976 hectares in the heart of the Malartic gold mining camp, Abitibi region, Quebec.

Initial results from drilling the Marban property in 2010 confirm the possibility of defining a large volume medium grade deposit above 200 metres. Mineralization is controlled by sub-parallel shear zones forming a 200 to 600 metres wide corridor extending laterally for 1 kilometre. Mineralization show gold grade and thickness variations which depend on thickness, spacing and dip of shear zones.

In 2011, Aurizon has planned an initial $4.0 million exploration program comprising 32,000 metres of drilling to continue testing gold distribution inside the actual resources outline and see if lateral and depth extensions of the existing mineral resources are present. Two to three drill rigs are expected to be active on the property

Rex South Property, Nunavik, Quebec

Aurizon has an option to earn up to a 65% interest in the Rex South Property comprising 1,822 claims covering a surface area of 794 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained by grab samples.

Aurizon can acquire an initial 50% interest in the project by performing $5.0 million in exploration work over a five (5)-year period, and an additional 15% interest upon delivery of a bankable feasibility study.

Following the discovery of a major gold-silver-copper-tungsten mineralized zone on the Rex South property in 2010, the Company has planned a 2011 exploration budget totaling $4.1 million.  The discovered zone occurs in an area of significant outcrop exposure and has been recognized over a strike length of 3.3 kilometres and a width of 50 to 200 metres, and is open in all directions.  In 2011, a 4,000 metre drill program is planned to test the discovery zone as well as surface sampling other copper-gold anomalies indentified through geophysical and geochemical surveys.

Opinaca-Wildcat Properties

Aurizon has an option to earn up to a 60% interest in the Opinaca Property (Opinaca A and B), comprising 649 mineral claims covering 338 square kilometres, and up to a 65% interest in the Wildcat Property, comprising 432 mineral claims covering 225 square kilometres.  Both properties are situated in the James Bay area, 350 kilometres north of Mattagami, Quebec and in close proximity to Goldcorp's Eleonore project.

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To earn an initial 50% interest in the Wildcat property, Aurizon would be required to incur $3,250,000 in exploration expenditures and complete a minimum of 3,000 metres of drilling on the Wildcat property over a four year period and can elect to increase its interest to 65% by making additional cash payments of $300,000, incurring additional expenditures of $3,000,000 and delivering a pre-feasibility study on or before the fourth anniversary of its election.

To earn an initial 50% interest in the Opinaca properties Aurizon must make cash payments totaling $580,000 and incur $6,000,000 in exploration expenditures including a minimum of 5,000 metres of drilling.  It can elect to increase its interest to 60& by making additional cash payments of $150,000, incurring additional exploration expenditures of $3 million and delivering a pre-feasibility study on or before the fourth anniversary of its election.

The Company plans to initiate an exploration program of surface sampling, geophysical surveys and drilling at the Opinaca-Wildcat properties in 2011 at a budgeted cost of $3.6 million.  Approximately $1.0 million of expenditures, including 2,000 metres of drilling, is planned for the Opinaca property, and approximately $2.6 million of expenditures, including 5,000 metres of drilling, is planned for the Wildcat property.

Duverny Property, Quebec

Aurizon has an option to earn a 100% interest in 14 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties (the "Duverny Property").  The Company has also staked an additional 30 contiguous mineral claims. The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

To earn an initial 50% interest Aurizon is required to make cash payments totaling $230,000 and incur exploration expenditures of $3 million over a four year period, of which $600,000 represents a firm commitment to be incurred before December 31, 2011.  To increase its interest to 60% Aurizon would be required to fund completion of a pre-feasibility study.

A $1.0 million exploration program is planned for 2011 at Duverny, comprising soil and rock sampling, geophysical surveys, followed by 5,000 metres of drilling.

Patris Gold Property, Quebec

Aurizon has an option to earn up to a 60% interest in the Patris property comprising 50 mineral claims covering a surface area of 22 square kilometres, 30 kilometres northeast of Rouyn-Noranda, and 7 kilometres from the Company's Joanna property.  The Patris property has a very strong potential for gold discoveries similar to deposits known at other major mining camps in the Abitibi belt, as it covers the LaPause Fault over 4 kilometres.  This regional structure limits the northern edge of the Cadillac Tectonic Zone, connecting the area to the Malartic camp.  Historical gold showings are already known within the property area.

A $0.6 million exploration program, comprising drilling a minimum of 4,000 metres, is planned in 2011 for the Patris property.

Kipawa Gold -Rare Earth Elements Project

The Kipawa Gold- Rare Earth Elements Project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, in the Temiskaming region. The project area consists of three non-contiguous blocks consisting of 724 mining titles covering 42,480 hectares.  The mining titles are all in good standing and are currently 100% registered under the name of Aurizon.

The Kipawa Gold-Rare Earth Elements Project was initially acquired by Aurizon for its gold potential on the basis of a government regional stream sediment survey. Exploration programs performed from 2007 to 2010 included regional till sampling, prospecting, geophysics and soil geochemistry, which led to the discovery of rare earth elements (REE) mineralization in the extension of the Kipawa intrusive complex and to identify gold anomalies in soil in four distinct areas elsewhere on the property.

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At Kipawa, the 2010 exploration drill program on the gold targets did not provide sufficient encouraging results to warrant further work at this time in view of Aurizon's other exploration priorities. However, rare earth elements prospecting produced encouraging results with 14 samples out of 143 reaching 1% total rare earths all coming from float blocks.  Surrounding bedrock showing enrichment in the range of 0.1% total rare earth indicates a proximal source. Due to the increasing interest in rare earth elements, the Company is reviewing alternatives for the future exploration of Kipawa.

Casa Berardi Exploration Property

In September, 2007, Aurizon granted Lake Shore Gold Corp. ("Lake Shore"), an option to earn a 50% interest in the exploration property located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Gold Mine (the "Casa Berardi Exploration Property"). The property comprises 227 claims adjacent to the east and west of the Casa Berardi Gold Mine, and covers an area of 11,594 hectares along a 30 kilometre section of the Casa Berardi Fault.  Lake Shore can earn a 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period.

Beaufor Royalty Interest

In May 2001, Aurizon sold to Richmont Mines Inc. Aurizon's 50% interest in the Beaufor Mine, located 16 kilometres east of Val d'Or, Quebec, and Aurizon's 100% interest in the adjacent Perron property.

The Company retains a gold-indexed royalty on future gold production from the Beaufor Mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor Miner, the Company received royalties of $5 per ounce on 50% of the production when the prevailing gold price was greater than US$280 per ounce and $12.50 per ounce when gold prices were above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2010, the Beaufor Mine had produced 343,176 ounces of gold pursuant to the royalty agreement.  During 2010, the Company received royalties totaling 0.3 million in respect of the Beaufor Mine (2009 - $0.3 million).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

RISK FACTORS

Management of the Company considers the following risks to be the most significant risks related to the Company and its business, but such risks do not necessarily comprise all those associated with an investment in the Company.  Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Company's shares could decline and investors could lose all or part of their investment.  See also "General Description of the Business – Competitive conditions", "Economic dependence" and "Environmental protection and reclamation obligations".

RISKS RELATED TO FINANCIAL MATTERS

Gold Price Volatility

The Company's financial results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

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Risks Related to Production and Operations

Estimates of future production for the Casa Berardi Gold Mine as a whole are derived from the mining plan.  These estimates are subject to change.

There is no assurance that production estimates will be achieved.  Failure to achieve production estimates could have a material and adverse effect on any or all of the Company's future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

•

mining dilution;

•

stope failures or cave-ins;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including fuels, water, equipment parts and lubricants;

•

litigation;

•

strikes and other similar actions by contractors and subcontractors; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Estimates of expected cash operating costs are, to a large extent, based upon the current mine plan including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns.  See "Description of the Business – Casa Berardi Gold Mine – Mining Operations".

The profitability of the Company's business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, drilling equipment, steel, tires, skilled labour, chemicals and reagents.  Prices of such commodities and resources also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control.  Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs.  In some cases, no alternative source of energy is available.  An increase in the cost, or decrease in the availability, of construction materials such as steel may affect the timing and cost of our development projects.  If costs of certain commodities or resources used in connection with our operations and development projects were to increase significantly, our profitability would be adversely affected.

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow that the Company may realize from its operations as its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars.  The Company may, in future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that the Company's hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

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Gold Hedging Activities May Limit the Price Realized for Gold Produced

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  Other than short dated (less than three months) contracts, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Financial Resources

The Company has historically relied on funds raised through debt and equity financings to meet its operating and capital expenditure requirements.  Based on the Company's financial position at December 31, 2010, and the operating cash flows that are expected from the Casa Berardi Gold Mine over the next twelve months based on the 2011 mine plan, the Company expects to be able to meet its financial obligations as they become due and to fund its planned exploration and capital programs on all of its properties for 2011 from working capital.  The 2011 Casa Berardi Gold Mine plan is based on a number of assumptions and criteria including gold price, exchange rates, and commodity prices, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital to carry out all of its planned exploration and development programs.  There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms or at all and any such future financings could result in substantial dilution to existing shareholders ..  If additional capital is required and is not available from such sources, the Company may be forced to reduce operations or relinquish its interest in a property or properties.

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements.

Financing of Exploration Programs

Aurizon conducts ongoing exploration on all of its projects with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if exploration expenditures to be made by the Company will result in discoveries of additional commercial mineral reserves.  If the Company's efforts are not successful at individual properties, the acquisition costs related to those properties will be written off.  Exploration expenditures on non-producing properties are expensed as incurred.  If the Company's exploration programs are successful, additional funds may be required for the development of economic mineral reserves.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain additional financing.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to explore and develop its properties.

Global Financial Conditions

Global financial conditions continue to be subjected to uncertainties regarding a sustainable economic recovery and sovereign debt issues.  As a result of these global conditions, the Company is subject to increased counterparty risk and liquidity risk.  The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company's cash; (ii) through companies that have payables to the Company; (iii) and through the Company's insurance providers. The Company is also exposed to liquidity risks in the event its cash positions are at risk, or additional financing is required to advance its projects and appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's planned growth could be adversely impacted and the trading price of the Company's securities could be adversely affected.

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U.S. shareholders of Aurizon may be subject to adverse U.S. federal income tax consequences if Aurizon ever becomes a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes.

Special U.S. federal income tax rules would apply to a U.S. shareholder of Aurizon shares if Aurizon became a PFIC at any time during which the U.S. shareholder held Aurizon shares.  A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, after applying certain look-through rules to the income and assets of subsidiaries, either: (i) at least 75% of its gross income is "passive" (generally investment) income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets, including cash, that produce passive income.  Based on the composition of its income and assets, Aurizon does not believe that it was a PFIC for its taxable year ended December 31, 2010.  Because the determination of a non-U.S. corporation's PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Aurizon will not become a PFIC in any future taxable year.  It is suggested that U.S. shareholders may wish to consult their own tax advisors about the U.S. federal income tax consequences that would apply to them if Aurizon ever became a PFIC.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Mining Risks and Insurance

The business of gold mining is subject to certain risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins, flooding and gold bullion losses.  Such occurrences could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments required to be made to redress such liabilities could have a material adverse effect on Aurizon's financial performance and results of operations.

The Company carries insurance to protect itself against certain risks related to mining and processing.  However, such insurance does not cover all risks and coverage limits and policy exclusions make it unlikely that any losses would be fully covered.  The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Even if coverage is obtained the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized or mined or processed profitably.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

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Replacement of Mineral Reserves

Aurizon must continually replace and expand its mineral reserves and mineral resources to maintain or increase its annual production.  There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company's programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Development Projects

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, the issuance of government permits and adequate financing.  The economic feasibility of development projects is based on many factors, including:

•

estimation of mineral reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting; and

•

future gold prices; and anticipated capital and operating costs of the projects.

The Company's development projects have no operating history upon which to base estimates of future cash operating costs.  For development projects, estimates of proven and probable mineral reserves and cash operating costs are based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ from those currently estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

Casa Berardi Gold Mine Ground Stability

As a result of a history of ground instability and related incidents at the Casa Berardi Gold Mine prior to Aurizon's ownership and operations, Aurizon implemented strict ground control measures in connection with mine openings and underground development.  Since the mine was re-opened under Aurizon management ground control incidents have been minor for the most part.  In January 2006 operations were temporarily suspended following an incident involving an unraveling stope back.  RPA has reviewed the Company's ground control measures and is of the opinion that the ground support measures are in accordance with commonly accepted industry practice for the ground conditions and that the stope stability has been enhanced by the use of smaller typical stopes, conservative sublevel spacing, and the application of cemented rock fill.  In addition, the planned application of alternate mining methods, such as the avocat method and the undercut longhole with delayed backfill method, are anticipated to help sustain the desired production levels for the future.  Nevertheless, ground instability is an inherent risk associated with the rock environment in the areas being mined that cannot be eliminated entirely.  Consequently, the Casa Berardi Gold Mine operations remain subject to this risk.  Instability occurrences including but not limited to crown pillar collapse or stope failure could result in loss of life or temporary or permanent cessation of operations, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavors to maintain attractive remuneration and compensation packages to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drilling activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

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Dependence on Key Personnel

Aurizon's President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P.  Hall is a Chartered Accountant and has been a director and officer of Aurizon since its incorporation in 1988.  Ian S.  Walton is also a Chartered Accountant and has been an officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon's Vice-President, Operations, Mr. Martin Bergeron, P. Eng., is instrumental in managing the Company's operating, exploration and development activities in Quebec.  In the current competitive environment for individuals with such knowledge and expertise there is no assurance that the Company will be able to retain key personnel.  Failure to retain such key personnel could have a material adverse effect on the Company's operations and financial condition.

Government Regulations and Permits

The mining, processing, development and exploration activities of the Company are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, taxes, environmental protection, labour standards, occupational health and safety, toxic substances, land use, water use and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and operations.

Continued production at the Casa Berardi Gold Mine and the development of the Joanna Gold Development Project will require additional approvals, permits and certificates of authorization from different government agencies.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company's control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  While to date the Company has been successful in obtaining the necessary permits, there can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.

Political Risks

Properties in which Aurizon has or may acquire an interest are or may be located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups.  Aurizon's current mineral projects are in Quebec and may be in areas with a First Nations presence.   It is Aurizon's practice to work closely with and to consult with First Nations in areas in which its projects are located or which could be impacted by its activities and to date its relations with such groups has been positive.  However, there is no assurance that relationships will be positive in future or that those with whom Aurizon has established positive relationships will continue to have influence in future.  Accordingly, it is possible that Aurizon's exploration or development activities could be interrupted or otherwise adversely affected in future by political uncertainty, native land claims entitlements, expropriations of property, changes in applicable governmental policies and policies of relevant interest groups, including those of First Nations.   Any changes in relations or shifts in political conditions may be beyond the control of Aurizon and may adversely affect its business and operations and if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in the applicable area, any of which could have a an adverse effect on Aurizon's financial conditions and results of operations.

Title to Properties

While the Company takes steps to verify title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

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Environmental Hazards and Reclamation Obligations

All phases of the Company's operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements.  Environmental regulations also prescribe limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations.  Environmental hazards may exist on the Company's properties, which are currently unknown to the Company and may have been caused by previous owners or operators of the properties.  Such hazards could result in loss or liability for the Company and its failure to comply with applicable laws.

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.    The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to changes in laws and regulations and changes in cost estimates.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009. The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations. The 2010 restoration cost estimate is based on information currently available to the Company.  While the Company believes the revised estimate to be reasonable and adequate, costs may increase or decrease over time as a result of factors beyond the control of the Company.   See "Description of the Business – Environmental Protection and Reclamation Obligations".

Exploration Risks

Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if expenditures made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for development and, ultimately, commercial production.  The exploration and development of Aurizon's properties may depend upon Aurizon's ability to finance such activities from cash flow, joint venturing of projects, the sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be able to continue to fund such activities exclusively from operations.  In such event, ability to continue such activities will depend on its ability to obtain the required financing on commercially reasonable terms.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to continue to explore and develop its properties.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  Although such persons have fiduciary duties to Aurizon there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of Aurizon.

Reputational and Third Party Risk

The Company is committed to perform mining activities in accordance with safe and well planned mining practices and in compliance with all applicable environmental regulations in accordance with sound ethical and environmental standards.  The Company has established controls to monitor its compliance with these regulations and standards and these controls are regularly reviewed to ensure that any actual or perceived issues are brought to management's attention in a timely and forthright manner.  While the Company expects that the companies with which it has options on properties and which are conducting exploration funded by Aurizon would also adhere to such standards, there is no guarantee that these other parties will not take actions that could adversely affect  the Company's reputation, as they are independent third parties that the Company does not control.

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Adverse publicity resulting from actual or perceived violations of environmental laws and regulations, from business practices considered environmentally or otherwise irresponsible, or from damage to the environmental reputation of the Company, may negatively impact the Company's reputation.  These impacts may occur even if the allegations are not directed against the Company or are not valid, and even if the Company is found not liable.  Other companies in the industry have encountered these issues resulting in a reduced demand for their shares and a negative impact on the share price.

RISKS RELATED TO GROWTH BY ACQUISITION

Risks Inherent in Acquisitions

Aurizon is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy.  From time to time, Aurizon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions.  Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of Aurizon's key employees or key employees of any business acquired;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause Aurizon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on Aurizon's financial condition.

Acquisition Identification and Integration Risks

While Aurizon continues to seek acquisition opportunities consistent with our growth strategy, there is no assurance that Aurizon will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully.  Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on Aurizon's results of operations and financial condition.

To acquire properties and companies, Aurizon may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these.  This could affect Aurizon's future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares.  There is no assurance that when evaluating a possible acquisition Aurizon will correctly identify and manage the risks and costs inherent in the business to be acquired.

There may be no right for Aurizon shareholders to evaluate the merits or risks of any future acquisition undertaken by Aurizon, except as required by applicable laws and regulations.

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RISKS RELATED TO THE COMMON SHARES

Dilution

Aurizon may require additional funds to fund its growth strategy.  If Aurizon elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of Aurizon shareholders.  Aurizon may issue additional Common Shares in the future pursuant to existing and new agreements in respect of project or other acquisitions and in respect of the Company's stock option plan.

Price and Volume Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of Aurizon Common Shares may be affected by such fluctuations.  Sales of substantial amounts of Aurizon securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for Aurizon securities.  In the past, following periods of volatility in the market price of a company's securities, shareholders have sometimes instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Aurizon's profitability and reputation.

DIVIDENDS

Aurizon has not paid any dividends or made any distributions on its securities.  However, the board of directors may decide to do so on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares") without par value issuable in series, of which a maximum of 8,050,000 Series "A" Convertible Preferred Shares and 1,135,050 Series "B" Convertible Preferred Shares may be issued.  As at December 31, 2010, there were a total of 162,145,702 Common Shares and no Preferred Shares of the Company issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and to cast one vote per share at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive on a pro-rata basis such dividends, if any, in any financial year as and when declared by the board of directors in its sole discretion from funds legally available therefor.  In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, on a pro-rata basis, the net assets of the Company after payment of all debts and other liabilities.  The Preferred Shares are convertible and redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of a fixed amount determined in accordance with the Articles and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants.  Unless otherwise approved by shareholders, the aggregate number of securities reserved for issuance under the stock option plan, may not exceed 7% of the issued and outstanding Common Shares at the time of the grant.

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TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "ARZ", and on the NYSE Amex under the symbol AZK.

During the 12 months ended December 31, 2010, the Common Shares traded on the TSX as follows:

Month	Volume	High ($)	Low ($)

December 2010	7,416,312	7.98	7.00
November 2010	8,476,198	8.41	6.62
October 2010	10,846,996	7.34	6.21
September 2010	12,135,732	7.30	6.19
August 2010	12,553,892	7.42	5.05
July 2010	6,071,812	5.27	4.87
June 2010	9,156,791	5.45	4.86
May 2010	13,130,517	5.98	5.00
April 2010	10,831,999	5.91	4.80
March 2010	10,108,187	4.90	4.19
February 2010	8,614,129	4.29	3.81
January 2010	10,906,351	5.15	3.91

PRIOR SALES

STOCK OPTIONS

During the financial year ended December 31, 2010, the Company granted 4,695,000 incentive stock options to purchase an equivalent number of shares at a weighted average exercise price of $6.21 per share.

DIRECTORS AND OFFICERS

NAME AND OCCUPATION

The following table sets forth all current executive officers and directors as of the date of this Annual Information Form, with each position and office held in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since

David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd. Mr. Hall is also a Director of Yale Resources Ltd.	1988(5)

Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(4)

Martin Bergeron, Vice-President, Operations Quebec, Canada

Vice-President, Operations of Aurizon Mines Ltd. since October, 2009.  From January to December 2008, General Manager – Western Canada, NWT and Nunavut, Agnico Eagle Mines Ltd.; From July, 2007 to January 2008, Meadowback Project General Manager, Agnico Eagle Mines Ltd.; From April 2006 to May 2007, Mine Manager, Rosebel Gold Mines, Iamgold Management; From March 2003 to April 2006, General Services Manager, Rosebel Gold Mine.

N/A

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Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
Roger Walsh, Vice-President, Corporate Development British Columbia, Canada

Vice-President, Corporate Development of Aurizon Mines Ltd. since March 2009.  From 2007 to January 2009, Vice-President, Corporate Development Jinshan Gold Mines Inc., From 2005 to 2007, Vice-President, Corporate Development, Ivanhoe Mines Ltd.

N/A

Sargent H. Berner, (1) Director, British Columbia, Canada

President of Kent Avenue Consulting Ltd.  Mr. Berner is also a Director of Enterprise Energy Resources Ltd., Cream Minerals Ltd., Emgold Mining Corporation, Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., ValGold Resources Ltd., and Thor Explorations Ltd.

1988(5)

George L. Brack Director, British Columbia, Canada

Corporate Director, January 2009 to present.  Formerly Managing Director and Industry Head, Mining Group, of Scotia Capital, specializing in merger and acquisition advice to the global mining industry. Mr. Brack currently serves as a director of Alexco Resource Corp., Capstone Mining Corp., Geologix Explorations Inc., and Silver Wheaton Corp.

2010(4)

Louis Dionne, (1) (3) Director, Ontario, Canada	Mining engineer consultant. Mr. Dionne is also a Director of Detour Gold Corporation.	2006(5)

Andre Falzon, (2) Director, Ontario, Canada	From 2005 until December 31, 2006, Vice-President, Planning and Compliance, Barrick Gold Corporation. Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.	2008 (4)

Richard Faucher, (2) Director, Quebec, Canada	From 2005 to 2008, President and Chief Executive Officer of Canadian Royalties Inc., a Quebec-based mining company. Mr. Faucher is also a Director of Globestar Mining Inc. and Plexmar Resources Inc.	1999(6)

Diane Francis, (2) (3) Director, Ontario, Canada	Editor-at-Large, Financial Post	2007(4)

Brian S. Moorhouse,(1) (3) Lead Director, British Columbia, Canada	President of Vega Management Corporation, a private investment management company	1988(6)

NOTES:

(1)

Denotes member of Executive Compensation and Corporate Governance Committee.

(2)

Denotes member of Audit Committee.

(3)

Denotes member of the Environment, Health, Safety and Welfare Committee.

(4)

Term of office as a director expires at the next annual meeting of the shareholders.

(5)

Term of office as a director expires at the third next succeeding annual meeting of shareholders subsequent to May 14, 2009.

(6)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 13, 2010.

CONTROL OF SECURITIES

As at March 29, 2011, the directors and officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,578,292 common shares of the Company, representing approximately 1% of the issued and outstanding common shares of the Company.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers of Aurizon as a group, is based upon information furnished by the respective individuals.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or was within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above regarding the directors, executive officer or shareholder, "order" means:  (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. ("ValGold").  On December 8, 2008, ValGold was subject to a management cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.  On December 7, 2009, ValGold was subject to a cease trade order for failing to file financial statements.  ValGold subsequently completed the filing of its required financial statements and the cease trade order was lifted on December 16, 2009.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of Aurizon's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest between Aurizon and any director or officer of Aurizon, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that conflict may arise between their duties as a director or officer of Aurizon and their duties as a director or officer of such other companies.  See "Risk Factors – Conflicts of Interest".

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, nor to the Company's knowledge any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business.  The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which  the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services of Canada, located at its principal offices in Vancouver, British Columbia and Toronto, Ontario.  The co-transfer agent for the Common Shares in the United Sates is Computershare Investor Services at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NYSE AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on NYSE Amex.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws.  The Company's quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Delivery of Financial Statement and Management's Discussion and Analysis:  NYSE Amex requires delivery of annual financial statements to all shareholders of record.  In accordance with applicable rules and regulations in Canada, the Company delivers annual and interim financial statements and related management's discussion and analysis only to shareholders who request delivery of such information in the manner described in the Company's proxy materials.  As part of the Company's continuous disclosure obligations the Company publishes its annual and interim financial statements and related management's discussion and analysis under the Company profile on www.sedar.com which can be accessed by shareholders and other members of the public, without payment of a fee.

The foregoing are consistent with the laws, customs and practices in Canada.

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INTERESTS OF EXPERTS

The following table sets out the name of each person or company who is named as having prepared or certified a report, statement or opinion in this AIF and whose profession or business gives authority to such report, statement or opinion.

Mineral Property	Experts

Casa Berardi Gold Mine	Bernard Salmon, Eng., General Manager Québec – Roscoe Postle Associates Inc.

Normand Lecuyer, P.Eng, Principal Mining Engineer – Roscoe Postle Associates Inc.

Patrice Live, Eng., Mining Manager – BBA Inc.

Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mines, Aurizon Mines Ltd.

Joanna Gold Development Project
Patrice Live, Eng., Mining Manager – BBA Inc. André Laferrière, P. Geo, Senior Geologist, SGS Canada Inc.
Ghislain Fournier, P.Eng., General Manager, Technical Services, Aurizon Mines Ltd.

Other Mineral Properties
Martin Demers, P. Geo., Manager, Exploration, Aurizon Mines Ltd.

To the knowledge of the Company, none of the persons or companies referred to above or any designated professional of such person (if not an individual), holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows:

Messrs. Bourcier, Fournier and Demers are employees of the Company, and have been granted options under the Company's incentive stock option plan, each of whom owns less than 1% of the Company's issued and outstanding share capital.

AUDITORS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE MANDATE

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Company's audit committee:

Andre Falzon	Independent (1)	Financially literate (1)
Richard Faucher	Independent (1)	Financially literate (1)
Diane Francis	Independent (1)	Financially literate (1)

NOTES:

(1)

As defined by National Instrument 52-110 ("NI 52-110").

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RELEVANT EDUCATION AND EXPERIENCE

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Andre Falzon (Chair) - Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of practical financial and management experience, particularly within the mining industry.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick's financial reporting requirements and planning, as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2006, he was Vice President Planning and Compliance, and was responsible for the establishment and management of Barrick's compliance and internal audit functions.  Mr. Falzon is also a director and the Chairman of the audit committee of African Barrick Gold plc.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc. and is also a member of the audit committee of Globestar Mining Inc.

Diane Francis - Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University.

PRE-APPROVED POLICIES AND PROCEDURES

The Company's Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services.  In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company's auditors.  Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

EXTERNAL AUDITOR SERVICES FEES (BY CATEGORY)

The following table sets forth the Company's fees paid to PricewaterhouseCoopers LLP ("PWC"), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2010 and 2009 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2010	Dec. 31, 2009
Audit Fees
Financial statements	261,374	280,000
Quarterly reviews	13,650	20,000
Total audit fees:	275,024	300,000
Tax Fees (1)	17,450	47,750
Audit-Related Fees
Prospectus, IFRS, SEC comment letters and consulting	43,006	47,500
All Other Fees	65,900	-
Total fees	401,380	395,250

Note:

1.

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company's activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

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GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

backfilling - the process of refilling an excavation, a mine opening, or the space around a foundation.

CIM – Canadian Institute of Mining.

collar - the mouth or upper end of a mine shaft.

core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

cut-and-fill - a stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level.  However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space.  The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

diamond drill - a machine designed to rotate under pressure an annular diamond studded cutting tool to produce a more or less continuous solid sample of material.

diamond drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool.  It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

dilution - the contamination of ore with barren wall rock in stoping.  As a result, assay of the ore after mining is frequently lower than when sampled in place.

drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

feasibility study - comprehensive study in which all geological, engineering, legal operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fill - man-made deposits of natural earth materials (e.g.  rock, soil, gravel) and waste materials (e.g.  tailings or spoil from dredging), used to fill an enclosed space such as an empty stope or chamber in a mine.

gold doré - the term for a bar of gold containing impurities in excess of two percent.

grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and it is also used as the lowest grade below which the mineralized rock cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

grinding - size reduction of ore into fine particles to prepare it for processing.

hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

mineralization - the process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

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mineral claim - that portion of public mineral lands which a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

mill circuit - the combination of various processes and systems which concentrate the valuable minerals.

NSR - net smelter return, a return based on the actual gold sale price received less among other expenses, the costs associated with refining at an off-site refinery.

NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects implemented by the Canadian Securities Administrators on December 30, 2005 as amended from time to time.

open-pit mining – an excavation for removing minerals which is open to the surface.

ore - a natural aggregate of one or more minerals which at a specified time and place may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

ounces - troy ounces; in this AIF production figures refer to gold having a fineness of at least 999.9 parts per 1,000 parts; other references to ounces in this AIF do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

orebody - a sufficiently large amount of ore that can be mined economically.

preliminary assessment - a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study –a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite - a common, pale-bronze or brass-yellow, mineral.  Pyrite has a brilliant metallic luster and has been mistaken for gold.  Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

quartz - crystalline silica, an important rock-forming mineral.  It is one of commonest gangue mineral of ore deposits.

Qualified Person –an individual who meets the requirements of such term under NI 43-101.

Rare earth elements or REE - Rare earth elements are divided into two (2) distinct categories: (1) heavy rare earth elements (HREE), grouping elements from europium through lutetium; and (2) light rare earth elements (LREE) grouping elements, such as lanthanum, cerium, praseodymium, neodymium and samarium. REE (used as metal or oxides) are widely used in different technologies such as magnet and magnetic devices, opto-electronic devices, lasers, glass and ceramics.

raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity generally involves the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

recovery rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  The material recovered is generally stated as a percentage of the material recovered the total material present.

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refining - the final stage of metal production in which impurities are removed from the molten metal.

reserves – under Canadian Institute of Mining (CIM) definitions a mineral reserve is the economically mineable part of a measured or indicated mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  There are two categories of reserves:

proven - a ‘proven mineral reserve' is the economically mineable part of a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable - a ‘probable mineral reserve' is the economically mineable part of an indicated, and in some circumstances a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

resource - under CIM definitions a mineral resource is a concentration or occurrence of natural, solid materials including precious metals, in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resource - a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in and understanding of the geology and controls of the mineral deposit.

indicated mineral resource - an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  Mineralization may be classified as an indicated mineral resource when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

inferred mineral resource - an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters.  Inferred mineral resources are generally required to be must be excluded from estimates forming the basis of feasibility or other economic studies.

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sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents such as chemical precipitation from solution or secretion by organisms and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

stope - an area in an underground mine where ore is mined.

sulphides - a group of minerals which contains sulfur and other metallic elements such as copper and zinc.  Gold is usually associated with sulphide enrichment in mineral deposits.

tailings - material rejected from a mill after the valuable minerals have been recovered.

tonne - a metric ton of 1,000 kilograms (2,205 pounds).

tons - dry short tons (2,000 pounds).

troy ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

vein - a mineral filling of a fault or other fracture in a host rock in tabular or sheet like form often with associated replacement of the host rock; a mineral deposit of this form and origin.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2011

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ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2010.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2011

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SCHEDULE "A"

AURIZON MINES LTD.

Audit Committee Charter

I.

MANDATE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

-

the Company's financial reporting and continuous disclosure;

-

the Company's systems of internal controls and financial reporting processes; and

-

the review and appraisal of the performance and independence of the Company's external auditors.

II.

COMPOSITION

The Audit Committee shall be comprised of three directors as determined by the Board.  Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III.

MEETINGS

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee's findings and recommendations.

IV.

AUTHORITY OF THE AUDIT COMMITTEE

The Committee will have the authority:

-

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

-

to set and pay the compensation for the external auditors and to communicate with them directly.

V.

RESPONSIBILITIES AND DUTIES

To fulfill its mandate, the Audit Committee shall:

With respect to the Company's financial reporting and continuous disclosure:

-

Review the Company's financial statements, MD&A and press release to ensure their appropriateness;

-

Review report and findings of the external auditors and resolve any pending issues;

-

Review representation letter from management;

-

Review the continuous disclosure process and ensure that it was done in accordance to the disclosure policy;

-

Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements;

-

Review any letters received from regulatory authorities and responses thereon.

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With respect to the Company's internal controls and financial reporting processes:

-

Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management.  Ensure that the Company complies with all new regulations in this regard;

-

Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

-

Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;

-

Review any significant related-party transactions;

-

Review the Financial Reporting Officers' Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

-

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

-

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

-

Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company's external auditors;

-

Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;

-

Ensure that management interacts professionally with the auditors;

-

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company;

-

Recommend to the Board of Directors the selection of the external auditors.

VI.

OTHER

Review the disclosure made in the Annual Report Information Form, 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee reviews the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval.  The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so.  This review will also cover individual members' performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V.

ANNUAL WORK PLAN

The Audit committee reviews and updates annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

         AURIZON MINES LTD.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2011